
10013533

Jack Henry & Associates, Inc.®

ANNUAL REPORT 2010

jack henry
& ASSOCIATES INC.®

Jack Henry & Associates® is a financially sound, service-focused company that provides technology-driven products and services needed by financial institutions and diverse businesses. Our solutions are supporting more than 11,200 customers and are delivered through four primary brands.


jack henry
BANKING™
A DIVISION OF JACK HENRY & ASSOCIATES, INC.®

SYMITAR™
A JACK HENRY COMPANY

ProfitStars®
A JACK HENRY COMPANY

iPay Technologies

Jack Henry Banking™ is a leading provider of the core and complementary solutions banks need to process financial transactions, automate business processes, and manage mission-critical information. Our original business line supports approximately 1,500 banks – ranging from recently chartered de novo institutions to multi-billion dollar mid-tier banks – with three core systems and more than 100 complementary products and services.

Symitar™ is a leading provider of the core and complementary solutions credit unions need to process financial transactions, automate business processes, and manage mission-critical information. Symitar supports more than 700 credit unions of all asset sizes with two functionally distinct core systems and approximately 50 complementary products and services.

ProfitStars® provides highly specialized products and services that financial services organizations of all sizes and diverse businesses outside the financial industry use to improve revenue and growth, mitigate and control financial and operational risks, and contain operating costs. ProfitStars provides approximately 65 products and services that have been implemented by more than 8,800 customers and enable Jack Henry & Associates to serve large nontraditional markets.

Jack Henry & Associates established its fourth primary brand with the June 2010 acquisition of **iPay Technologies** which is the largest independent provider of electronic bill pay services in the United States. iPay Technologies' sophisticated bill pay engine integrates with any online banking platform and provides feature-rich consumer and small business bill payment solutions backed by extensive payments expertise and outstanding service. Through strategic partnerships with more than 50 providers of information processing and online banking solutions, iPay's turnkey, highly configurable electronic payments platform is supporting more than half of the nation's credit unions and approximately 40 percent of the nation's community banks that offer bill payment services.

Financial Highlights

(In millions except per share data)

REVENUE


$743
$746
$837
2008
2009
2010

NET INCOME


$104
$103
$118
2008
2009
2010

DILUTED EARNINGS *per share*


$1.16
$1.22
$1.38
2008
2009
2010

TOTAL ASSETS


$1,021
$1,051
$1,564
2008
2009
2010

STOCKHOLDERS' EQUITY


$601
$627
$750
2008
2009
2010

DIVIDENDS DECLARED *per share*


$0.28
$0.32
$0.36
2008
2009
2010

To Our Shareholders

For 34 years, our company has prospered in a highly competitive and consolidating industry and weathered various economic cycles by focusing on providing high-quality business solutions backed by high levels of customer care and service. Through this most recent recession, our strategic focus has not changed and each of our brands continues to execute its successful business strategy. This strategy provides banks and credit unions with core accounting systems, a wide array of complementary products and services, and a suite of products and services for banks and credit unions that use competitive core accounting systems. This strategy is executed through our own internal product development efforts, by strategic acquisitions where appropriate, and strategic partnerships.

During this past year, we executed three acquisitions that brought additional scale to our payments business, additional products to cross sell to existing customers, and new relationships with hundreds of customers who are now candidates for the cross sale of other products and services. We will continue to refine our strategy as appropriate, while maintaining our focus on product and service quality, and providing the innovative solutions diverse financial institutions and businesses need to prosper in their competitive and evolving markets.

During fiscal year 2010 (ended June 30), total revenue increased to a record $837 million. Net income was $118 million or $1.38 per diluted share, as compared to net income of $103 million or $1.22 per diluted share reported in fiscal year 2009. We generated strong cash flow from operating activities of $219 million, return on assets was 9 percent, and return on equity was 17 percent. We generated excellent profitability with a 22 percent operating margin.

Our revenue mix for the year consisted of $52 million in software license fees or 6 percent of total revenue, $721 million in support and services or 86 percent of total revenue, and $64 million in hardware sales or 8 percent of total revenue.

Recurring revenue, which provides the financial stability to support our ongoing growth, was approximately 78 percent in fiscal year 2010, compared to 75 and 70 percent in fiscal years 2009 and 2008, respectively.

Backlog, which consists of contracted sales of products and services that were not delivered by fiscal year-end, reached $329 million, a 14 percent increase over the $289 million reported last year.

Our company-wide focus on expense reduction positively impacted the fiscal year's financial performance. We scrutinized opportunities to reduce near- and long-term expenses, and numerous cost containment initiatives were implemented, including voluntary time off without pay, staff reassignments, and temporary salary reductions. These initiatives enabled us to reduce payroll, our largest expense, while avoiding layoffs that would negatively impact our customers and the highly specialized workforce we need as the economy recovers and financial institutions return to buying technology at historic levels.

During fiscal year 2010 we acquired three companies that strategically expanded our product and service offering with proven solutions, added loyal customers to our client roster, generated cross-sales opportunities among our respective customer bases, increased our market presence and potential, and diversified our revenue stream. Each company had a successful business model and shared our dedication to providing high-quality business solutions and exceptional customer service.

In October 2009, we acquired Goldleaf Financial Solutions, Inc. (NASDAQ: GFSI). This acquisition expanded our product offering with approximately 25 lending, retail banking, and payment processing solutions which are used by more than 3,500 domestic and international financial institutions, including numerous Jack Henry & Associates customers. Goldleaf was integrated into our ProfitStars division and its products and services expanded the innovative solutions we can sell to all financial services organizations regardless of charter, asset size, or core processing platform.

In October 2009, we also acquired Pemco Technology Solutions, a leading provider of payment processing solutions used by approximately 235 credit unions, including numerous Symitar customers. Pemco Technologies has been rebranded as JHA Payment Processing Solutions™ and will continue to provide ATM, debit, credit, and prepaid card solutions to the financial industry. This acquisition supported our ongoing expansion in the growing electronic payments segment of the financial services industry and provided select products we are introducing to the bank market.

In June 2010, we acquired iPay Technologies, the largest electronic bill pay provider in the United States. This acquisition, our largest to-date, continued our strategic expansion in the payments industry with a sophisticated bill pay engine that integrates with any online banking platform and provides turnkey consumer and small business bill payment solutions that are backed by extensive payments expertise and outstanding service. iPay's highly configurable electronic payments platform is supporting more than 1,700 financial institutions, including more than 50 percent of the nation's credit unions and approximately 40 percent of the community banks that offer bill payment services. iPay Technologies operates as Jack Henry & Associates' fourth primary brand.

We believe each of these strategic acquisitions increases the value that we provide to our shareholders and our customers.

During this unprecedented economic cycle, many of our existing and prospective financial institution customers decreased their discretionary spending and postponed non-essential buying decisions. Despite the recession's impact on our ability to earn new customers and expand existing customer relationships at historic levels, our conservative business principles, solid balance sheet, recurring revenue, long-term contracts, large and loyal customer base, and diversified product offering enabled us to grow and generate solid financial results.

We are optimistic that the economy is recovering and with our customers' loyalty, our associates' dedication, and our shareholders' confidence, Jack Henry & Associates will emerge from this challenging business environment strategically and financially positioned to pursue the business opportunities that will once again generate the financial performance we expect.

Jack Prim
Chief Executive Officer

Tony L. Wormington
President

Kevin D. Williams
Chief Financial Officer & Treasurer



JACK PRIM
Chief Executive Officer



TONY WORMINGTON
President



KEVIN WILLIAMS
Chief Financial Officer & Treasurer

Jack Henry & Associates was founded in 1976 to provide data processing solutions for community banks. Today, our focused diversification allows us to provide technology solutions for community and mid-tier banks, credit unions of all sizes, diverse businesses outside the financial services industry, and to other technology providers.

PRODUCTS AND SERVICES

Our products and services are delivered through four primary brands – Jack Henry Banking, Symitar, ProfitStars, and iPay Technologies – and automate financial transaction processing, business processes, and information management. Our solutions are hallmarked by premier customer service, proven functionality, full integration of appropriate solutions, customer-driven enhancements, the integration of practical and proven new technologies, and integrity-based business relationships. Through internal product development, disciplined acquisitions, and alliances with companies offering best-of-breed solutions, we regularly introduce new products and services that strategically expand our offering and generate new cross-sales opportunities.

CUSTOMERS

We currently serve more than 11,200 technology-dependent businesses, including financial institutions of all sizes and charters, and diverse businesses outside the financial industry. The quality of our solutions, our commitment to provide outstanding service, and the way we do business typically foster long-term and highly referenceable customer relationships, attract new and prospective customers, and have enabled us to capture substantial market share.

MARKETS

We currently serve three primary markets:

- Banks with up to $30 billion in assets and credit unions of all asset sizes that plan to replace their existing core systems with the technology platforms provided by Jack Henry Banking and Symitar;
- Financial services organizations of all asset sizes and charters, and businesses outside the financial industry that need ProfitStars' best-of-breed payment processing, performance measurement and management, check and document imaging, retail delivery, and risk mitigation solutions to augment their technology platforms; and
- Financial institutions that need iPay Technology's sophisticated electronic bill payment platform to support consumers and small business customers.

COMPETITIVE ADVANTAGE

Our primary and sustainable competitive advantage is premier customer service. Our comprehensive support infrastructure, exacting service standards, and company-wide commitment to provide service levels that exceed customer expectations foster high customer satisfaction and retention. We regularly measure customer satisfaction using comprehensive annual surveys, including executive and operations versions, and more than 50,000 random surveys initiated by the service requests we receive each year. Dedicated surveys are also used to grade specific aspects of our customer experience, including product implementation, education, and consulting services. The results of this year's survey process once again confirmed that our service quality exceeded our customers' expectations and generated satisfaction levels we believe are among the highest in the markets we serve. We will continue to strategically focus on maintaining our customer satisfaction and retention rates by surveying our customers to identify specific opportunities to refine our support infrastructure and best practices methodology, and enhance the overall service experience.

GUIDING PRINCIPLES

We have maintained the focused work ethic and ideals established by our co-founders – Jack Henry and Jerry Hall – 34 years ago. The time-tested fundamentals guiding our company are:

- Do the right thing,
- Do what ever it takes, and
- Have fun.

Despite the growing complexity of our technology solutions and our traditional and nontraditional markets, these three simple tenets have enabled us to:

- Develop and execute a business strategy governed by conservative business principles and performance management;
- Prosper in a competitive and consolidating industry;
- Provide and support an extensive and growing line of products and services;
- Earn a large, loyal customer base;

- Capture substantial market share;
- Establish a corporate culture that values integrity-based business relationships and recognizes premier customer service as our competitive advantage;
- Provide rewarding opportunities for our workforce;
- Maintain a fortress balance sheet; and
- Produce consistent returns for our stockholders.

Looking Forward

We will continue to leverage our strategic and financial position to optimize six primary growth drivers:

- Maintain our rewarding levels of customer satisfaction and retention by delivering high-quality business solutions, exceptional customer service, and proactive account management programs;
- Increase market share with targeted sales efforts focused on earning new clients;
- Expand our existing customer relationships by cross selling additional products and services;
- Introduce new products and services in response to customer and market demands for specialized solutions;
- Increase recurring revenue by optimizing outsourcing opportunities, transaction-based processing fees, and ongoing software maintenance and support fees; and
- Pursue disciplined acquisitions that complement our internal growth, continue our focused diversification, add proven solutions that complement our existing products and services, and expand our presence and potential in our markets.

JACK HENRY & ASSOCIATES' MISSION STATEMENT

To protect and increase the value of our stockholders' investment by providing quality products and services to our customers. In accomplishing this we feel it is important to:

- Concentrate our activities on what we know best – information systems and services for financial institutions;
- Provide outstanding commitment and service to our customers so that the perceived value of our products and services is consistent with the real value; and
- Maintain a work environment that is personally, professionally, and financially rewarding for our employees.

Detailed information about
Jack Henry & Associates
is available at www.jackhenry.com.

jack henry & ASSOCIATES INC.®

In 1976 our original business was founded to provide community banks with off-the-shelf banking software. More than three decades later, Jack Henry Banking is a leading provider of the technology platforms banks need to process financial transactions, automate business processes, and manage vital business information.

CUSTOMERS

We now serve as the primary technology partner for approximately 1,500 banks ranging from recently chartered de novo institutions to multi-billion dollar mid-tier banks and multi-bank holding companies. Our nationwide customer base includes approximately 20 percent of mid-tier banks with assets ranging from $1 billion to $15 billion.

PRODUCTS AND SERVICES

The core and complementary solutions provided by Jack Henry Banking enable banks to implement integrated technology platforms tailored to support their unique operating environments and evolving business strategies. Jack Henry Banking provides:

- Three proven, highly scalable, functionally distinct core systems that have been selected to replace every major competitive alternative marketed today;
- More than 100 complementary solutions that enhance the functionality of our core systems and enable banks to support their dynamic business strategies, address unique business opportunities and operational issues, and expedite speed-to-market with new, highly competitive financial products;
- In-house and outsourced delivery alternatives;
- State-of-the-art integration that eliminates the islands of technology and operational issues generated by disparate products;
- Open architecture that provides open connectivity between our core and complementary solutions and third-party products;
- Scalable hardware platforms;
- A production-proven conversion and implementation process that has been used to convert banks from virtually every competitive platform; and
- The support infrastructure required to serve our customers as a single point of contact, support, and accountability.

WHAT JACK HENRY BANKING CUSTOMERS ARE SAYING:

"When we choose vendors, we look for the best, the strongest – the ones that really understand our vision and can represent us. I've worked with four processors, and **Jack Henry & Associates is the best.** They are great to work with, they are always there for us, and we work well as a team."

Sandra Dixon, Executive Vice President of Operations
Extraco Banks, Waco, Texas

"Our move to outsourcing was absolutely seamless and we honestly wouldn't change a thing about Jack Henry Banking's outsourced delivery model – not one thing. Outsourcing has made our day-to-day work life easier and if we knew then what we know now, we would have moved to outsourcing sooner. **Outsourcing is the best thing we've done for our bank in years.**"

Sandra Minor, Technology Officer
Peoples Southern Bank, Clanton, Alabama

"Opening Act has allowed us to **open hundreds of new deposit accounts every year.** This solution has enabled us to extend our hours of operation and geographic reach without the expense of additional personnel or facilities needed with traditional brick and mortar."

Joshua Everton, Assistant Vice President and e-Banking Manager
Bank of American Fork, American Fork, Utah

"With the implementation of Vertex Teller™ Capture, Extraco **eliminated 6.5 positions totaling approximately $228,000 in salary and benefits per year.** These savings came from the elimination of the back office functions of proof and reconciliation of second-day items. The time between contract signing and implementation allowed us to reposition these employees within the company."

Sandra Dixon, Executive Vice President of Operations
Extraco Banks, Waco, Texas

"I'd say that the **integration was the key factor** in determining that Synergy™ Express is right for us. We already trust our data processing to Jack Henry Banking, so it was easy to integrate the current data that we already have with our regular deposits and loan files and account numbers. It just made sense."

Julie Hobart, IT Specialist
Leaders Bank, Oak Brook, Illinois


Regulatory Compliance • Production-Proven Change Management, Conversion, and Installation • 24/7/365 Support • Hardware • Initial and Ongoing Education • Professional Services • Regional and National User Meetings and Educational Conferences • Forms and Operating Supplies • Marketing Support • Operational Assessments •
In-House
Outsourced
Software-as-a-Service (SaaS) Delivery
Business Intelligence and Bank Management Solutions
Retail Banking Solutions
Business Banking Solutions
Internet Banking Solutions
Electronic Funds Transfer Solutions
Risk Management and Protection Solutions
Check and Document Imaging Solutions
Professional Services and Education
Three Functionally Distinct Core Solutions:
SilverLake System®
CIF 20/20®
Core Director®
De Novo to Multi-Billion Dollar Mid-Tier Banks

JACK HENRY BANKING LEVERAGES ITS QUALITY PRODUCTS AND HIGH SERVICE LEVELS TO SERVE AS THE PRIMARY TECHNOLOGY PARTNER WITH APPROXIMATELY 1,500 BANKS NATIONWIDE.

Detailed information about
Jack Henry Banking and its product and service
offering is available at www.jackhenrybanking.com.

jack henry BANKING™
A DIVISION OF JACK HENRY & ASSOCIATES, INC.®

Symitar was founded in 1985 and acquired by Jack Henry & Associates in 2000. Today, Symitar is a leading provider of the technology platforms credit unions of all asset sizes need to process financial transactions, automate business processes, and manage business information.

CUSTOMERS

During the 10 years since Symitar was acquired, it has more than doubled its customer base. We now provide enterprise-wide automation to more than 700 credit unions, including approximately 35 percent – more than twice the market share of our closest competitor – of the 160 credit unions having assets that exceed $1 billion (as of June 30, 2010). Throughout Symitar's 26-year history, it has maintained a 98 percent customer retention rate – a strong endorsement of our product and service quality and business practices.

PRODUCTS AND SERVICES

The core and complementary solutions provided by Symitar enable credit unions to implement integrated technology platforms tailored to support their unique operating environments and evolving business strategies. Symitar provides:

- Two highly scalable, functionally distinct core systems that have been selected to replace every major competitive alternative marketed today;
- More than 50 complementary solutions that enhance the functionality of our core systems and enable credit unions to support their dynamic business strategies, address unique business opportunities and operational issues, and expedite speed-to-market with new, highly competitive financial products;
- In-house and outsourced delivery alternatives;
- Innovative business tools and programs that provide open connectivity between our core and complementary solutions and third-party products;
- Scalable hardware platforms;
- A production-proven conversion and implementation process that has been used to convert credit unions from virtually every competitive platform; and
- The support infrastructure required to serve our customers as a single point of contact, support, and accountability.

WHAT SYMITAR CUSTOMERS ARE SAYING:

"We've **gained efficiency throughout our operations, cut our maintenance costs, and rolled out new products** for our members. With Symitar, instead of us working for our core system, we have a system working for us."

Patrick Williams, CIO
Philadelphia Federal Credit Union, Philadelphia, Pennsylvania

---

"We haven't asked for anything from Symitar we haven't gotten, we're **very pleased with the service and the direction as well as the product.** It's just not an issue for us, it's just there, it just works, it just does what we want it to do."

Lee Fogle, CEO
Duke University Federal Credit Union, Durham, North Carolina

"With Symitar EASE, we have gained security and system redundancy. If any branch or main office gets hit with a hurricane, our other branches are unaffected. Additionally, because of shared branching, members can continue to have service from other branches that are online. Outsourcing with Symitar will definitely benefit our credit union going forward. It will help us meet the needs of our members and expand our products and services. **Outsourcing Episys is an excellent strategy to help credit unions grow.**"

Wayne Harubin, President and CEO
Coastline FC, Jacksonville, Florida

"The payment, processing, and core systems are all integrated. New account creation and cardholder issuance are automated as well. We can handle all service in-house, which gives us the opportunity to make sure members are serviced the way we want them to be. Also, almost our entire staff can see credit card activity because it's on the same system as loan information. That not only **lets us provide better service, but also spreads out the workload for us.**"

Joel Forbess, Executive Vice President
Kimberly Clark CU, Memphis, Tennessee

"Replacing expensive and outdated hardware with less expensive servers and reducing the total amount of hardware have delivered real benefits. We don't have to maintain separate hardware for separate environments of Episys, and we don't have to keep growing our data center. As a result, we can run Episys more cost effectively. **The economies of scale have paid benefits ten-fold over costs.**"

Steve Mooney, Vice President, IS Operations
Tinker Federal Credit Union, Oklahoma City, Oklahoma

Regulatory Compliance • Production-Proven Change Management, Conversion, and Installation Services • 24/7/365 Support • Hardware • Initial and Ongoing Education • Regional and National User Meetings and Educational Conferences • Forms and Operating Supplies • Marketing Support • Operational Assessments •

In-House

Software-as-a-Service (SaaS) Delivery

Outsourced

Business Intelligence and Profitablility Solutions

Retail Delivery Solutions

Member Business Services

Internet Banking Solutions

Electronic Funds Transfer Solutions

Risk Management and Security Solutions

Check and Document Imaging Solutions

Back Office Efficiency Tools

Two Functionally Distinct Core Solutions:

Episys®

Cruise®

Credit Unions of all sizes

SYMITAR HAS MAINTAINED A 98 PERCENT CUSTOMER RETENTION RATE THROUGHOUT ITS 26-YEAR HISTORY BASED ON THE BELIEF THAT CUSTOMER ACQUISITION, SATISFACTION, AND RETENTION REQUIRE CONSISTENT, EXCEPTIONAL SERVICE.

Detailed information about Symitar and its product and service offering is available at www.symitar.com.



SYMITAR™
A JACK HENRY COMPANY

We initiated our focused diversification strategy in 2004 and began acquiring companies and products that can be sold to virtually any financial services organization regardless of asset size, charter, or core processing platform. These specialized products and services are also cross-sold to the banks and credit unions served by Jack Henry Banking and Symitar, and among the customer bases of the acquired companies. Select solutions are sold to diverse businesses outside the financial industry and internationally.

We established ProfitStars in 2006 as our third primary brand to encompass our focused diversification acquisitions, and its revenue contribution has increased significantly each year since the division's inception.

CUSTOMERS

Through 19 strategic acquisitions and targeted sales and cross-sales initiatives, ProfitStars' solutions are now supporting more than 8,800 domestic and international financial services organizations, including 42 of the 50 largest domestic banks, all of the top 15 banks, 24 of the 50 largest credit unions, and leading securities and insurance companies. ProfitStars' client roster also includes diverse businesses outside the financial industry including healthcare, non-profit organizations, the public sector, utilities, retailers, distribution, manufacturing, and processing.

PRODUCTS AND SERVICES

ProfitStars provides approximately 65 imaging, payment processing, financial performance, information security, risk management, and retail delivery solutions that enable its customers to capitalize on specific revenue and growth opportunities, mitigate and control financial and operational risks, and contain operating costs.

These 65 specialized products and services can be implemented individually or as comprehensive solution suites, and leverage Jack Henry & Associates' extensive support infrastructure and service methods to consistently provide service levels that exceed customer expectations.

We continue to establish strategic partnerships with Independent Sales Organizations (ISOs) and Value Added Resellers (VARs) that have the expertise to sell select ProfitStars solutions in new markets and specific segments of our nontraditional markets. These third-party sales initiatives are natural extensions of ProfitStars' direct sales and cross-sales initiatives, and are an increasingly important component of the sales model targeting businesses outside the financial industry.

WHAT PROFITSTARS CUSTOMERS ARE SAYING:

"Recent experiences in which **Gladiator has quickly alerted me to potential issues** have verified the true value of RTA [Raw Traffic Analysis] for me."

Sean Williams, IT Officer
Quantum National Bank, Suwanee, Georgia

"Before the move to Matrix, we had outdated technology, avoided the Internet, and had limited to no redundancy, which restricted the bank's growth and frustrated employees. With Matrix by our side, we have been able to **change that philosophy and truly embrace new applications and technologies,** and we have never regretted the jump."

Kalee Carpenter, Senior VP and Controller
The Bank of Western Oklahoma, Elk City, Oklahoma

"Consolidating reporting systems has long been a critical challenge facing the banking industry. Information silos still exist across different lines of business in banks today. Using Microsoft's platform provided through this partnership, ProfitStars is **uniquely able to quickly integrate these disparate silos and unlock value** by arming decision makers with information that will enhance profitability and overall operational efficiency."

Joe Pagano, Managing Director
Banking and Capital Markets Worldwide Financial Services Group, Microsoft

---

"Loan officers don't like change, so there was the potential for panic at first. But Margin Maximizer is very user-friendly. Some of the other products we tried were quite complicated and required a lot of training and unnecessary data input. But **with Margin Maximizer, a lot of the work is done for us.** Origination costs, for example, are worked in and we have the ability to drill down and put our own costs into the model. So after testing it and verifying the data, we jumped in and started using it."

Gary Quisenberry, Senior Vice President
Central Valley Community Bank, Fresno, California

Regulatory Compliance • Production-Proven Change Management, Conversion, and Installation • 24/7/365 Support • Hardware • National User Meetings and Educational Conferences • Initial and Ongoing Education • Professional Services • Forms and Operating Supplies • Marketing Support •

In-House

Software as a Service Delivery (SaaS)

Outsourced

Imaging and Payment Processing Solutions

Financial Performance Solutions

Information Security and Risk Management Solutions

Retail Delivery Solutions

Financial Institutions & Diverse Businesses

PROFITSTARS' HIGHLY SPECIALIZED PRODUCTS AND SERVICES SERVE LARGE MARKETS THAT HAVE SIGNIFICANT SALES AND GROWTH OPPORTUNITIES.

Detailed information about ProfitStars and its product and service offering is available at www.profitstars.com.


ProfitStars®
A JACK HENRY COMPANY

In 2010, we materially expanded our presence in the growing electronic payments industry, strengthened our payments offering, and established our fourth primary brand with the acquisition of iPay Technologies. iPay was founded in 2001 and now serves more financial institutions with online bill payment solutions than any other provider in the United States.

CUSTOMERS

iPay's highly configurable electronic payments platform and turnkey online bill payment solutions are supporting more than 1,700 financial institutions, including approximately 40 percent of the nation's community banks and more than half the credit unions that offer bill payment services. iPay's online bill payment solutions help financial institutions attract, retain, and grow their most profitable customers.

PRODUCTS AND SERVICES

iPay's bill pay solutions integrate with any online banking platform and offer financial institutions a high degree of configurability, turnkey implementations and operations, superior end-user customer service, and user-friendly technology. The majority of iPay financial institution customers also outsource their bill pay customer support to iPay's in-house call center.

iPay's product suite consists of a consumer bill pay solution and a suite of small business payment services. The consumer solution supports electronic bill presentment, account-to-account transfers, person-to-person payments, expedited payments, and the ability to make payments at anytime from anywhere. The small business suite is designed to meet the unique needs of businesses with less than 50 employees, a historically underserved market. The small business solution provides the ability to transfer funds between accounts, make payroll deposits, generate electronic invoices, receive payments electronically, and delegate payment tasks to employees with strict permission controls. The small business suite provides financial institutions with an additional revenue stream and the opportunity to capture an increased share of the profitable small business market.

WHAT iPAY CUSTOMERS ARE SAYING:

"What I would say to a fellow financial institution concerning a switch to iPay is you should do it yesterday. **It's the best decision we've made in online bill pay solutions.**"

Jerenda Pancho, Vice President
Spirit of Alaska Federal Credit Union, Fairbanks, Alaska

"Having iPay makes us **the best at online bill pay services.** You can't get any better than having iPay."

Coni Bills, Marketing
County National Bank, Hillsdale, Michigan

"The **conversion team we had with iPay was excellent.** They walked you through step by step."

Amy Long, Senior Operations Assistant
Peoples Bancorporation, Easley, South Carolina

"I've had **wonderful support from iPay.** They've always been very professional."

Alon Sutton, Manager
Mutual Savings Credit Union, Atlanta, Georgia

"It was just a matter of converting the data, installing the programs, and **flipping the switch.**"

Wes Carlisle, IT Manager
Merchants and Farmers Bank, Kosciusko, Mississippi

"iPay has proven to have one of the **most outstanding conversion teams** I have ever had the pleasure to work with!"

Romaine Russo, Administrative Vice President
QNB Bank, Quakertown, Pennsylvania

Alternative Payments

Small Business Online Bill Pay

Expedited Bill Pay

Consumer Online Bill Pay and Bill Presentment

Bank Customers

Financial Institutions

Credit Union Members

Person to Person Payments

Remittance Solutions

Online Invoicing

Account to Account Transfers

iPAY'S ONLINE BILL PAYMENT SOLUTIONS ARE HELPING MORE THAN 1,700 FINANCIAL INSTITUTIONS ATTRACT, RETAIN, AND GROW THEIR MOST PROFITABLE CUSTOMERS AND MEMBERS.

Detailed information about iPay and its service offering is available at www.ipaytechnologies.com.



iPay Technologies

A DIVISION OF JACK HENRY & ASSOCIATES, INC.™

Fiscal Year 2010 Financials

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is quoted on the NASDAQ Global Select Market ("NASDAQ"), formerly known as the NASDAQ National Market, under the symbol "JKHY". The following table sets forth, for the periods indicated, the high and low sales price per share of the common stock as reported by NASDAQ.

Fiscal 2010	High	Low
Fourth Quarter	$26.50	$22.55
Third Quarter	24.88	21.01
Second Quarter	24.75	22.22
First Quarter	24.66	19.56

Fiscal 2009	High	Low
Fourth Quarter	$20.99	$16.95
Third Quarter	19.94	14.29
Second Quarter	20.39	14.76
First Quarter	24.45	19.02

The Company established a practice of paying quarterly dividends at the end of fiscal 1990 and has paid dividends with respect to every quarter since that time. Quarterly dividends per share paid on the common stock for the two most recent fiscal years ended June 30, 2010 and 2009 are as follows:

Fiscal 2010	Dividend
Fourth Quarter	$0.095
Third Quarter	0.095
Second Quarter	0.085
First Quarter	0.085

Fiscal 2009	Dividend
Fourth Quarter	$0.085
Third Quarter	0.085
Second Quarter	0.075
First Quarter	0.075

The declaration and payment of any future dividends will continue to be at the discretion of our Board of Directors and will depend upon, among other factors, our earnings, capital requirements, contractual restrictions, and operating and financial condition. The Company does not currently foresee any changes in its dividend practices.

Information regarding the Company's equity compensation plans is set forth under the caption "Equity Compensation Plan Information" in the Company's definitive Proxy Statement and is incorporated herein by reference.

On August 20, 2010, there were approximately 45,000 holders of the Company's common stock. On that same date the last sale price of the common shares as reported on NASDAQ was $24.05 per share.

PERFORMANCE GRAPH

The following chart presents a comparison for the five-year period ended June 30, 2010, of the market performance of the Company's common stock with the S & P 500 Index and an index of peer companies selected by the Company:



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Jack Henry & Associates, Inc., the S&P 500 Index
and a Peer Group
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/05
6/06
6/07
6/08
6/09
6/10
Jack Henry & Associates, Inc.
S&P 500
Peer Group

This comparison assumes $100 was invested on June 30, 2005, and assumes reinvestments of dividends. Total returns are calculated according to market capitalization of peer group members at the beginning of each period. Peer companies selected are in the business of providing specialized computer software, hardware and related services to financial institutions and other businesses. Companies in the peer group are Bottomline Technology, Inc., Cerner Corp., DST Systems, Inc., Euronet Worldwide, Inc., Fair Isaac Corp., Fidelity National Financial, Inc., Fiserv, Inc., Online Resources Corp., S1 Corp., SEI Investments Company, Telecommunications Systems, Inc., and Tyler Technologies Corp.

SELECTED FINANCIAL DATA

Selected Financial Data
(In Thousands, Except Per Share Data)

	YEAR ENDED JUNE 30,				
Income Statement Data	2010	2009	2008	2007	2006
Revenue [1]	$ 836,586	$ 745,593	$ 742,926	$ 666,467	$ 590,877
Income from continuing operations	$ 117,870	$ 103,102	$ 105,287	$ 105,644	$ 90,863
Diluted net income per share, continuing operations	$ 1.38	$ 1.22	$ 1.17	$ 1.15	$ 0.97
Dividends declared per share	$ 0.36	$ 0.32	$ 0.28	$ 0.24	$ 0.20
Balance Sheet Data					
Working capital	$ (53,883)	$ 15,239	$ (11,418)	$ 19,908	$ 42,918
Total assets	$ 1,564,146	$ 1,050,700	$ 1,021,044	$ 999,340	$ 906,067
Long-term debt, net of current maturities	$ 272,732	$ -	$ 24	$ 128	$ 421
Stockholders' equity	$ 750,371	$ 626,506	$ 601,451	$ 598,365	$ 575,212

[1] Revenue includes license sales, support and service revenues, and hardware sales, less returns and allowances.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the consolidated financial statements and related notes included elsewhere in this report.

Overview

BACKGROUND AND OVERVIEW

We provide integrated computer systems for in-house and outsourced data processing to commercial banks, credit unions and other financial institutions. We have developed and acquired banking and credit union application software systems that we market, together with compatible computer hardware, to these financial institutions. We also perform data conversion and software implementation services for our systems and provide continuing customer support services after the systems are implemented. For our customers who prefer not to make an up-front capital investment in software and hardware, we provide our full range of products and services on an outsourced basis through our eight data centers in six physical locations and 10 item-processing centers located throughout the United States.

A detailed discussion of the major components of the results of operations follows. All dollar amounts are in thousands and discussions compare fiscal 2010 to fiscal 2009 and compare fiscal 2009 to fiscal 2008.

We derive revenues from three primary sources:

- software licenses;
- support and service fees, which include implementation services; and
- hardware sales, which includes all non-software remarketed products.

Over the last five fiscal years, our revenues have grown from $590,877 in fiscal 2006 to $836,586 in fiscal 2010. Income from continuing operations has grown from $90,863 in fiscal 2006 to $117,870 in fiscal 2010. This growth has resulted primarily from internal expansion supplemented by strategic acquisitions, allowing us to develop and acquire new products and services for approximately 11,200 customers who utilize our software systems or services as of June 30, 2010.

Since the start of fiscal 2008, we have completed 5 acquisitions. All of these acquisitions were accounted for using the purchase method of accounting and our consolidated financial statements include the results of operations of the acquired companies from their respective acquisition dates.

License revenue represents the sale and delivery of application software systems contracted with us by the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

Support and services fees are generated from implementation services contracted with us by the customer, ongoing support services to assist the customer in operating the systems and to enhance and update the software, and from providing outsourced data processing services and Electronic Funds Transfer ("EFT") support services, which includes ATM and debit card transaction processing, online bill payment services, remote deposit capture and transaction processing services. Outsourcing services are performed through our data and item processing centers. Revenues from outsourced item and data processing and EFT support services are primarily derived from monthly usage or transaction fees typically under five-year service contracts with our customers.

Cost of license fees represents the third party vendor costs associated with license fee revenue.

Cost of services represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item processing centers providing services for our outsourced customers, EFT services, and direct operation costs.

We have entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware and related services to our customers. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers.

We have two business segments: bank systems and services and credit union systems and services. The respective segments include all related license, support and service, and hardware sales along with the related cost of sales.

Results of Operations

FISCAL 2010 COMPARED TO FISCAL 2009

In fiscal 2010, revenues increased 12% or $90,993 compared to the prior year due primarily to the current year acquisition of Goldleaf Financial Solutions, Inc. ("GFSI"), PEMCO Technology Services, Inc. ("PTSI") and iPay Technologies Holding Company, LLC ("iPay"). During fiscal 2010, the Company's management engaged in various cost-cutting efforts that, when combined with the growth in revenue, resulted in a 14% increase in net income.

The US financial crisis is a primary concern at this time as it affects our customers and our industry. The profits of many financial institutions have decreased and this has resulted in some reduction of demand for new products and services. We remain cautiously optimistic, however, with increasing portions of our business coming from recurring revenue, increases in backlog and an encouraging sales pipeline in specific areas. Our customers will continue to face regulatory and operational challenges which our products and services address, and in these times they have an even greater need for some of our solutions that directly address institutional profitability and efficiency. We face these times with a strong balance sheet and an unwavering commitment to superior customer service, and we believe that we are well positioned to address current opportunities as well as those which will arise when the economic rebound strengthens. Our cautious optimism has been expressed through our acquisitions of GFSI, PTSI and iPay during the year ended June 30, 2010. These are the three largest acquisitions in our Company's history and present us with opportunities to extend our customer base and produce returns for our stockholders.

REVENUE

License Revenue

	Year Ended June 30,		% Change
	2010	2009	
License	$ 52,225	$ 58,434	-11%
Percentage of total revenue	6%	8%	

License revenue represents the delivery and acceptance of application software systems contracted with us by the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

The decrease in license revenue for the current year is due mostly to decreases in complementary product license revenue compared to the prior year. Overall, license revenue from our core software products were up 16% from the prior year. In addition, our acquisition of GFSI in October added $5,638 in license revenue during fiscal 2010. These gains were more than offset by decreases in license revenue for most of our complementary software products. These decreases in complementary software product license revenue result from the recent economic downturn, as we have seen some of our customers postpone making non-essential capital investments in technology, including software. In addition, our customers are often electing to contract for our products via outsourced delivery rather than a traditional license agreement. Our outsourced delivery does not require our customers to make a large, up-front capital investment in license fees or hardware.

Support and Service Revenue

	Year Ended June 30,		% Change
	2010	2009	
Support and service	$ 720,504	$ 614,242	+17%
Percentage of total revenue	86%	82%	

Year Over Year Change	$ Change	% Change
In-House Support & Other Services	$ 17,952	7%
EFT Support	67,451	45%
Outsourcing Services	15,223	11%
Implementation Services	5,636	10%
Total Increase	$106,262	

Support and service revenues are generated from implementation services (including conversion, installation, configuration and training), annual support to assist the customer in operating their systems and to enhance and update the software, outsourced data processing services and EFT Support services.

There was strong growth in all support and service revenue components in fiscal 2010. In-house support and other services increased mostly as a result of the acquisition of GFSI, which added revenue of $15,527 since acquisition.

EFT support experienced the largest percentage growth. Most of the revenue growth in EFT is attributable to the acquisition of GFSI, PTSI and iPay. Combined, the acquisitions added $55,020 to this line during the current year. However, organic revenue growth within EFT support continues to be strong with an increase of 8% over the prior fiscal year.

Outsourcing services for banks and credit unions continue to drive revenue growth as customers continue to choose outsourcing for the delivery of our solutions. We expect the trend towards outsourced product delivery to benefit outsourcing services revenue for the foreseeable future.

The increase in implementation services revenue is primarily related to the acquisition of GFSI, which added $4,452 in implementation revenue for the current year.

Hardware Revenue

	Year Ended June 30,		% Change
	2010	2009	
Hardware	$ 63,857	$ 72,917	-12%
Percentage of total revenue	8%	10%	

The Company has entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware, hardware maintenance and related services to our customers. Revenue related to hardware sales is recognized when the hardware is shipped to our customers.

Hardware revenue decreased mainly due to a decrease in the number of hardware systems and components delivered in the current year compared to a year ago. Hardware revenue has been generally commensurate with the trends in license revenue; however, while hardware revenue has benefitted from the acquisition of GFSI, it has not benefitted to the same degree as license revenue. GFSI added hardware revenue of $1,301 since its acquisition.

COST OF SALES AND GROSS PROFIT

Cost of license represents the cost of software from third party vendors through remarketing agreements. These costs are recognized when license revenue is recognized. Cost of support and service represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item centers providing services for our outsourced customers, EFT processing services and direct operating costs. These costs are recognized as they are incurred. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers. These costs are recognized at the same time as the related hardware revenue is recognized. Ongoing operating costs to provide support to our customers are recognized as they are incurred.

Cost of Sales and Gross Profit

	Year Ended June 30,		% Change
	2010	2009	
Cost of License	$ 5,827	$ 6,885	-15%
Percentage of total revenue	1%	1%	
License Gross Profit	$ 46,398	$ 51,549	-10%
Gross Profit Margin	89%	88%	
Cost of support and service	$ 438,476	$ 385,837	+14%
Percentage of total revenue	52%	52%	
Support and Service Gross Profit	$ 282,028	$ 228,405	+23%
Gross Profit Margin	39%	37%	
Cost of hardware	$ 47,163	$ 53,472	-12%
Percentage of total revenue	6%	7%	
Hardware Gross Profit	$ 16,694	$ 19,445	-14%
Gross Profit Margin	26%	27%	
TOTAL COST OF SALES	$ 491,466	$ 446,194	+10%
Percentage of total revenue	59%	60%	
TOTAL GROSS PROFIT	$ 345,120	$ 299,399	+15%
Gross Profit Margin	41%	40%	

The current year decrease in cost of license is generally commensurate with the related trends in license revenue. Cost of license depends greatly on third party reseller agreement software vendor costs. During the current year, these costs have decreased as a percentage of license revenue as complementary software sales that have associated third party vendor costs have decreased.

Cost of support and service increased for the year commensurate with the increase in support and services revenue. Combined, the companies acquired during fiscal 2010 added $50,480 to this line. Support and services gross profit margin has increased for the year due to cost control measures undertaken by the Company and as EFT support services, with higher margins than other components of Support and services revenue, have become a larger percentage of that revenue line.

Cost of hardware has fluctuated in line with hardware revenue for the current year, with slightly leaner margins resulting from a shift in sales mix.

OPERATING EXPENSES

Selling and Marketing

	Year Ended June 30,		% Change
	2010	2009	
Selling and marketing	$ 60,875	$ 54,931	+11%
Percentage of total revenue	7%	7%	

Dedicated sales forces, inside sales teams, technical sales support teams and channel partners conduct our sales efforts for our two market segments, and are overseen by regional sales managers. Our sales executives are responsible for pursuing lead generation activities for new core customers. Our account executives nurture long-term relationships with our client base and cross sell our many complementary products and services.

For the 2010 fiscal year, selling and marketing expenses increased primarily due to current year acquisitions, which added $10,272 to this line during the current year. The acquisition-related increases were partially offset by decreases in selling and marketing personnel costs throughout the rest of the Company, which were the result of cost-cutting measures undertaken by management.

Research and Development

	Year Ended June 30,		% Change
	2010	2009	
Research and development	$ 50,820	$ 42,901	+18%
Percentage of total revenue	6%	6%	

We devote significant effort and expense to develop new software, service products and continually upgrade and enhance our existing offerings. Typically, we upgrade our various core and complementary software applications once per year. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly customer-driven.

Research and development expenses increased for the current year due primarily to current year acquisitions, which added $8,126 in expense during fiscal 2010.

General and Administrative

	Year Ended June 30,		% Change
	2010	2009	
General and administrative	$ 51,172	$ 43,681	+17%
Percentage of total revenue	6%	6%	

General and administrative costs include all expenses related to finance, legal, human resources, plus all administrative costs. General and administrative expenses increased for the year due to current year acquisitions, including costs directly related to the acquisition transactions. Combined, the acquired companies added $7,700 of general and administrative costs during fiscal 2010, including $4,237 of one-time acquisition transaction costs.

INTEREST INCOME (EXPENSE)

Interest income decreased 79% from $781 to $161 due primarily to lower interest rates on invested balances. Interest expense increased 19% from $1,357 to $1,618 due to primarily to borrowings made in the fourth quarter of fiscal 2010 to consummate the acquisition of iPay.

PROVISION FOR INCOME TAXES

The provision for income taxes was $62,926 or 34.8% of income before income taxes in fiscal 2010 compared with $54,208 or 34.5% of income before income taxes fiscal 2009. The increase was primarily due to the expiration of the Research and Experimentation Credit ("R&E Credit"), effective January 1, 2010, as well as increases in the rate at which deferred tax liabilities are expected to reverse in future years. These increases were mostly offset by additional benefits received through an extensive analysis of the Domestic Production Activities Deduction (IRC Section 199).

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations increased, moving from $103,102, or $1.22 per diluted share in fiscal 2009 to $117,870, or $1.38 per diluted share in fiscal 2010.

DISCONTINUED OPERATIONS

There was no gain or loss from discontinued operations for fiscal 2010 or 2009.

FISCAL 2009 COMPARED TO FISCAL 2008

In fiscal 2009, revenues remained fairly even compared to the prior year as growth in Support and services revenue was offset by decreases in license and hardware revenue. This continuing shift in sales mix resulted in slightly leaner gross and operating margins. As a result, revenue that was consistent with the prior year yielded income from continuing operations that was down 2% in comparison to fiscal 2008.

The US financial crisis is a primary concern at this time as it threatens our customers and our industry. The profits of many financial institutions have decreased and this has resulted in some reduction of demand for new products and services. We remain cautiously optimistic, however, with increasing portions of our business coming from recurring revenue, increases in backlog and encouraging sales pipeline in specific areas. Our customers will continue to face regulatory and operational challenges which our products and services address, and in these times have an even greater need for some of our solutions that directly address institutional profitability and efficiency. We face these uncertain times with a strong balance sheet and an unwavering commitment to superior customer service, and we believe that we are well positioned to address current opportunities as well as those which will arise when the economic rebound occurs.

REVENUE

License Revenue

	Year Ended June 30,		% Change
	2009	2008	
License	$ 58,434	$ 73,553	-21%
Percentage of total revenue	8%	10%	

License revenue represents the delivery and acceptance of application software systems contracted with us by the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

As a result of the current economic downturn, we have seen some of our customers postpone making large capital investments in technology, including software. In addition, our customers are often electing to contract for our products via an outsourced delivery rather than a traditional license agreement. Our outsourced delivery does not require our customers to make a large, up-front capital investment in license fees or hardware. During fiscal 2009, our core software products either had a decrease in license revenue or they remained even compared to the prior year. In particular, Episys®, our flagship core solution for credit unions experienced a decrease. Episys revenue has decreased as we have seen a decrease in the average size of contracts delivered during the year. Those contracts were smaller on average since they were made with smaller credit unions. Our license revenues for most of our complementary software solutions are also down compared to the prior year with the exception of certain of our item and document imaging solutions, particularly Synergy Enterprise Content Management, which has experienced 31% growth over the prior year

Support and Service Revenue

	Year Ended June 30,		% Change
	2009	2008	
Support and service	$ 614,242	$ 580,334	+6%
Percentage of total revenue	82%	78%	

Year Over Year Change	$ Change	% Change
In-House Support & Other Services	$ 19,692	8%
EFT Support	15,699	12%
Outsourcing Services	4,059	3%
Implementation Services	(5,542)	-9%
Total Increase	$ 33,908	

Support and service revenues are generated from implementation services (including conversion, installation, configuration and training), annual support to assist the customer in operating their systems and to enhance and update the software, outsourced data processing services and EFT Support services.

There was strong growth in most support and service revenue components in fiscal 2009. In-house support and other services increased partially as a result of license agreements for which the implementations were completed during the latest twelve months. In addition, because annual maintenance fees are based on supported institutions' asset size, in-house support revenues increase as our customers' assets grow.

EFT support, including ATM and debit card transaction processing, online bill payment services, remote deposit capture and transaction processing services, experienced the largest percentage growth as we have seen strong growth in our bill pay and enterprise payment solutions. In addition, we have seen continuing expansion of our customer basis for EFT support as a whole.

Overall, Outsourcing services revenue grew only slightly. However, our core data processing revenue increased over 8% year-to-date compared to last year as our customers continue to choose outsourcing for the delivery of our solutions. These gains have been largely offset by a decrease in de-conversion revenue and in item processing revenue. We expect the trend towards outsourced product delivery to benefit Outsourcing services revenue; however, we also expect item-processing revenue to continue to decline as fewer paper checks are processed in favor of check images and remote deposit capture.

The decrease in implementation services revenue is related to fewer convert/merger implementations for our bank customers due to the slowdown in bank merger and acquisition activity in the current market environment.

Hardware Revenue

	Year Ended June 30,		% Change
	2009	2008	
Hardware	$ 72,917	$ 89,039	-18%
Percentage of total revenue	10%	12%	

The Company has entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware, hardware maintenance and related services to our customers. Revenue related to hardware sales is recognized when the hardware is shipped to our customers.

Hardware revenue decreased mainly due to a decrease in the number of hardware systems and components delivered in the current year compared to a year ago. Hardware revenue has been negatively impacted by the decrease in the number of implementations of licensed core systems and the increase in outsourcing contracts, which typically do not include hardware. Additionally, during the prior fiscal year, hardware revenue was increased by increased IBM System i upgrades, which have not occurred at the same level in the current fiscal year.

COST OF SALES AND GROSS PROFIT

Cost of license represents the cost of software from third party vendors through remarketing agreements. These costs are recognized when license revenue is recognized. Cost of support and service represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item centers providing services for our outsourced customers, EFT processing services and direct operating costs. These costs are recognized as they are incurred. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers. These costs are recognized at the same time as the related hardware revenue is recognized. Ongoing operating costs to provide support to our customers are recognized as they are incurred.

Cost of Sales and Gross Profit

	Year Ended June 30,		% Change
	2009	2008	
Cost of License	$ 6,885	$ 6,698	+3%
Percentage of total revenue	<1%	<1%	
License Gross Profit	$ 51,549	$ 66,855	-23%
Gross Profit Margin	88%	91%	
Cost of support and service	$ 385,837	$ 364,140	+6%
Percentage of total revenue	52%	49%	
Support and Service Gross Profit	$ 228,405	$ 216,194	+6%
Gross Profit Margin	37%	37%	
Cost of hardware	$ 53,472	$ 64,862	-18%
Percentage of total revenue	7%	9%	
Hardware Gross Profit	$ 19,445	$ 24,177	-20%
Gross Profit Margin	27%	27%	
TOTAL COST OF SALES	$ 446,194	$ 435,700	+2%
Percentage of total revenue	60%	59%	
TOTAL GROSS PROFIT	$ 299,399	$ 307,226	-3%
Gross Profit Margin	40%	41%	

Cost of license increased for the fiscal year due to greater third party reseller agreement software vendor costs. These costs have led to gross profit margin on license revenue being lower than the prior year. We expect this impact of third party software to continue to result in license gross profit margins that are lower than in prior years as third party software becomes a larger portion of our total license revenue.

Cost of support and service increased for the year commensurate with an increase in support and service revenue, which led to gross profit margin consistent with that realized in the prior year.

Cost of hardware decreased for the year in line with the decrease in hardware revenue. Hardware gross profit margin remained at 27% for both years.

OPERATING EXPENSES

Selling and Marketing

	Year Ended June 30,		% Change
	2009	2008	
Selling and marketing	$ 54,931	$ 55,916	-2%
Percentage of total revenue	7%	8%	

Dedicated sales forces, inside sales teams, technical sales support teams and channel partners conduct our sales efforts for our two market segments, and are overseen by regional sales managers. Our sales executives are responsible for pursuing lead generation activities for new core customers. Our account executives nurture long-term relationships with our client base and cross sell our many complementary products and services.

For the 2009 fiscal year, the selling and marketing expenses decrease was due to lower marketing expenses, including lower product promotion and trade show expenses, than were incurred in the prior year. Overall, Selling and marketing expenses decreased slightly as a percentage of total revenue in comparison to a year ago. Commission expense has remained level compared to last year due to lower license and hardware revenues, partially offset by growth in support and service revenue.

Research and Development

	Year Ended June 30,		% Change
	2009	2008	
Research and development	$ 42,901	$ 43,326	-1%
Percentage of total revenue	6%	6%	

We devote significant effort and expense to develop new software, service products and continually upgrade and enhance our existing offerings. Typically, we upgrade our various core and complementary software applications once per year. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly customer-driven.

Research and development expenses decreased slightly for fiscal year 2009 primarily due to cost control measures undertaken by the Company. These measures included a reduction in the use of consultants and independent contractors compared to last year. As a result of these efforts, Research and development expenses have remained level at 6% of total revenue.

General and Administrative

	Year Ended June 30,		% Change
	2009	2008	
General and administrative	$ 43,681	$ 43,775	-0%
Percentage of total revenue	6%	6%	

General and administrative costs include all expenses related to finance, legal, human resources, plus all administrative costs. General and administrative expense have remained level for the current year compared to prior year, as cost control measures have slowed the growth in personnel costs and reduced travel and other operating expenses. General and administrative expenses have remained a consistent 6% of total revenue for both years.

INTEREST INCOME (EXPENSE)

Interest income decreased 64% from $2,145 to $781 due primarily to lower average invested balances coupled with lower interest rates on invested balances. Interest expense decreased 30% from $1,928 to $1,357 due to lower average interest rates on outstanding borrowings on the revolving bank credit facilities.

PROVISION FOR INCOME TAXES

The provision for income taxes was $54,208 or 34.5% of income before income taxes in fiscal 2009 compared with $59,139 or 36.0% of income before income taxes fiscal 2008. The decrease was primarily due to the renewal of the Research and Experimentation Credit ("R&E Credit"), during fiscal year 2009, retroactive to January 1, 2008. Renewal of this credit had a significant tax benefit in fiscal year 2009 since retroactive renewal required the recording of an additional six months of credit during fiscal year 2009 related to fiscal year 2008.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations decreased slightly, moving from $105,287, or $1.17 per diluted share in fiscal 2008 to $103,102, or $1.22 per diluted share in fiscal 2009.

DISCONTINUED OPERATIONS

There was no gain or loss from discontinued operations for fiscal 2009. Loss on discontinued operations, net of taxes, was $1,065 for fiscal 2008. The loss included a loss on the sale of Banc Insurance Services, Inc. and Banc Insurance Agency, Inc. of $2,718, and a $1,457 loss on the operations of the two companies. The income tax benefit on the loss amount was $3,110.

Business Segment Discussion

Bank Systems and Services

	2010	% Change	2009	% Change	2008
Revenue	$672,282	9%	$617,711	+<1%	$616,390
Gross Profit	$283,100	14%	$247,812	-3%	$255,870
Gross Profit Margin	42%		40%		42%

In fiscal 2010, revenue increased 9% overall in the bank systems and services business segment compared to the prior year. Most of the increase is due to the acquisition of GFSI, which added $44,794 of revenue in the current year. In addition, EFT support experienced organic revenue growth of nearly 10% over the prior year and Data Center Maintenance had organic growth of 12% within the bank systems and services business segment. Gross profit margin increased from the prior year primarily due to cost control measures, particularly related to personnel costs, undertaken by management during fiscal 2010.

In fiscal 2009, revenue remained essentially even in the bank systems and services business segment compared to the prior year. Support and service revenue increased for most lines, particularly EFT support which experienced 9% revenue growth and in-house support which experienced 8% revenue growth. The growth in these components was offset by a 14% decrease in license revenue and a 15% decrease in hardware revenue. Gross profit margin decreased as the mix of revenue shifted away from license revenue (which carries the largest margins) toward support and service revenue. Hardware profit margins remained even compared to fiscal 2008.

Credit Union Systems and Services

	2010	% Change	2009	% Change	2008
Revenue	$164,304	28%	$127,882	+1%	$126,536
Gross Profit	$62,020	20%	$51,587	+<1%	$51,356
Gross Profit Margin	38%		40%		41%

In fiscal 2010, revenues in the credit union systems and services business segment increased 28% from fiscal 2009. Support and service revenue, which is the largest component of total revenues for the credit union segment, experienced strong growth in most revenue components. In particular, EFT Support experienced 163% revenue growth over the prior year due primarily to the acquisition of PTSI, which added revenue of $33,839 to current year revenue. Gross profit margins have decreased from the prior year as license revenue, which carries the largest margins, have decreased as a percentage of total revenue.

In fiscal 2009, revenues in the credit union systems and services business segment increased 1% from fiscal 2008. Support and service revenue, which is the largest component of total revenues for the credit union segment, experienced strong growth in all revenue components and 18% growth overall. In particular, EFT Support experienced 32% revenue growth over the prior year. The growth in Support and service revenue was offset by decreases in both license and hardware revenue. Gross profit in this business segment remained even in fiscal 2009 compared to fiscal 2008.

Liquidity and Capital Resources

We have historically generated positive cash flow from operations and have generally used funds generated from operations and short-term borrowings on our revolving credit facility to meet capital requirements. We expect this trend to continue in the future.

The Company's cash and cash equivalents increased to $125,518 at June 30, 2010 from $118,251 at June 30, 2009.

The following table summarizes net cash from operating activities in the statement of cash flows:

	Year ended June 30,		
	2010	2009	2008
Net income	$ 117,870	$ 103,102	$ 104,222
Non-cash expenses	92,317	74,397	70,420
Change in receivables	(1,539)	21,214	(2,913)
Change in deferred revenue	10,775	21,943	5,100
Change in other assets and liabilities	(725)	(14,068)	4,172
Net cash from operating activities	$ 218,698	$ 206,588	$ 181,001

Cash provided by operations increased $12,110 to $218,698 for the fiscal year ended June 30, 2010 as compared to $206,588 for the fiscal year ended June 30, 2009. This increase is primarily attributable to increase in net income.

Cash used in investing activities for the fiscal year ended June 2010 was $505,715 and includes a net cash outlay for acquisitions of $426,652, capital expenditures of $54,509, and capitalized software development of $25,586. During fiscal 2009, cash used in investing activities was $59,227 and included contingent consideration paid on prior years' acquisitions of $3,027. Capital expenditures for fiscal 2009 were $31,562 and cash used in the development of software was $24,684.

Net cash from financing activities for the current fiscal year was $294,284 and includes $303,160 net borrowing on our credit facilities, proceeds of $28,522 from the exercise of stock options and the sale of common stock (through the employee stock purchase plan) and $661 excess tax benefits from stock option exercises. Cash from financing activities was partially offset by the payment of dividends of $30,461 and debt acquisition costs of $7,598. During fiscal 2009, net cash used in financing activities for the current fiscal year was $94,675 and includes the repurchase of 3,106 shares of our common stock for $58,405, the payment of dividends of $26,903 and $13,489 net repayment on our revolving credit facilities. Cash used in financing activities was partially offset by proceeds of $3,773 from the exercise of stock options and the sale of common stock (through the employee stock purchase plan) and $349 excess tax benefits from stock option exercises.

At June 30, 2010, the Company had negative working capital of $53,883; however, the largest component of current liabilities was deferred revenue of $264,219, which primarily relates to our annual in-house maintenance agreements. The cash outlay necessary to provide the services related to these deferred revenues is significantly less than this recorded balance. In addition, we continue to have access to unused lines of credit in excess of $40,000 and continue to generate substantial cash inflows from operations. Therefore, we do not anticipate any liquidity problems arising from this condition.

US financial markets and many of the largest US financial institutions have been shaken by negative developments over the last two years in the mortgage markets and the general economy. While the effects of these events continue to impact our customers, we have not experienced any significant issues with our current collection efforts, and we believe that any future impact to our liquidity would be minimized by our access to available lines of credit.

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves of short-term borrowings on its existing credit facility. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. At June 30, 2010, there were 14,407 shares in treasury stock and the Company had the remaining authority to repurchase up to 5,584 additional shares. The total cost of treasury shares at June 30, 2010 is $309,585.

On August 23, 2010, the Company's Board of Directors declared a cash dividend of $0.095 per share on its common stock payable on September 22, 2010, to stockholders of record on September 7, 2010. Current funds from operations are adequate for this purpose. The Board has indicated that it plans to continue paying dividends as long as the Company's financial picture continues to be favorable.

The Company renewed an unsecured bank credit line on April 29, 2010 which provides for funding of up to $5,000 and bears interest at the prime rate less 1% (2.25% at June 30, 2010). The credit line was renewed through April 29, 2012. At June 30, 2010, $762 was outstanding.

The Company renewed a bank credit line on March 7, 2010 which provides for funding of up to $8,000 and bears interest at the Federal Reserve Board's prime rate (3.25% at June 30, 2010). The credit line expires March 7, 2011 and is secured by $1,000 of investments. At June 30, 2010, no amount was outstanding.

The Company has entered into a bank credit facility agreement that includes a revolving loan, a term loan and a bullet term loan. The revolving loan allows short-term borrowings of up to $150,000, which may be increased by the Company at any time until maturity to $250,000. The revolving loan terminates June 4, 2015. At June 30, 2010, the outstanding revolving loan balance was $120,000. The term loan has an original principal balance of $150,000, with quarterly principal payments of $5,625 beginning on September 30, 2011, and the remaining balance due June 4, 2015. The bullet term loan had an original principal balance of $100,000. The full balance, which would have been due on December 4, 2010, was paid in full on July 8, 2010 as set forth in Note 15 to the Consolidated Financial Statements (see Item 8). Each of the loans bear interest at a variable rate equal to (a) a rate based on LIBOR or (b) an alternate base rate (the greater of (a) the Federal Funds Rate plus 0.5%, (b) the Prime Rate or (c) LIBOR plus 1.0%), plus an applicable percentage in each case determined by the Company's leverage ratio. The outstanding balances bear interest at a weighted average rate of 2.99%. The loans are secured by pledges of capital stock of certain subsidiaries of the Company. The loans are also guaranteed by certain subsidiaries of the Company. The credit facility is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the agreement. As of June 30, 2010, the Company was in compliance with all such covenants.

The Company has entered into various capital lease obligations for the use of certain computer equipment. Included in property and equipment are related assets of $8,872. At June 30, 2010, $5,689 was outstanding, of which $4,380 will be maturing in the next twelve months.

Contractual Obligations and Other Commitments

At June 30, 2010 the Company's total off balance sheet contractual obligations were $36,935. This balance consists of $27,228 of long-term operating leases for various facilities and equipment which expire from 2011 to 2017 and the remaining $9,707 is for purchase commitments related to property and equipment, particularly for contractual obligations related to the on-going construction of new facilities. The table excludes $7,548 of liabilities for uncertain tax positions as we are unable to reasonably estimate the ultimate amount or timing of settlement.

Contractual obligations by period as of June 30, 2010	Less than 1 year	1-3 years	3-5 years	More than 5 years	TOTAL
Operating lease obligations	$ 8,765	$ 9,422	$ 5,851	$ 3,190	$ 27,228
Capital lease obligations	4,380	1,309	-	-	5,689
Notes payable, including accrued interest	102,493	46,210	225,213	-	373,916
Purchase obligations	9,707	-	-	-	9,707
Total	$125,345	$56,941	$231,064	$3,190	$416,540

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 141(R), *"Business Combinations,"* ("SFAS 141(R)") which replaces SFAS No. 141 and has since been incorporated into the Accounting Standards Codification ("ASC") as ASC 805-10. ASC 805-10 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquired entity and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users of the financial statements to evaluate the nature and financial effects of the business combination. Relative to SFAS 141(R), the FASB issued FSP 141(R)-1 on April 1, 2009, which is now incorporated in ASC 805-20. ASC 805-20 eliminates the requirement under FAS 141(R) to record assets and liabilities at the acquisition date for noncontractual contingencies at fair value where it is deemed "more-likely-than-not" that an asset or liability would result. Under ASC 805-20, such assets and liabilities would only need to be recorded where the fair value can be determined during the measurement period or where it is probable that an asset or liability exists at the acquisition date and the amount of fair value can be reasonably determined. ASC 805-10 was effective for the Company on July 1, 2009. The adoption of ASC 805-10 did not have a material impact on the Company's financial statements.

In April 2008, the FASB issued FSP FAS 142-3, *"Determination of the Useful Life of Intangible Assets,"* which is now incorporated into ASC 350-30. This position amends ASC 350 regarding the factors that should be considered in developing the useful lives for intangible assets with renewal or extension provisions. ASC 350-30 requires an entity to consider its own historical experience in renewing or extending similar arrangements, regardless of whether those arrangements have explicit renewal or extension provisions, when determining the useful life of an intangible asset. In the absence of such experience, an entity shall consider the assumptions that market participants would use about renewal or extension, adjusted for entity-specific factors. ASC 350-30 also requires an entity to disclose information regarding the extent to which the expected future cash flows associated with an intangible asset are affected by the entity's intent and/or ability to renew or extend the agreement. ASC 350-30 is effective for qualifying intangible assets acquired by the Company on or after July 1, 2009. The application of FSP142-3 did not have a material impact on the Company's financial statements upon adoption.

In June 2009, the FASB issued SFAS No. 168, *"The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162,"* which is now incorporated as ASC 105-10 and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"). ASC 105-10 explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. ASC 105-10 was effective for the Company as of the beginning of fiscal 2010, but it did not have a material impact on the Company's financial statements.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant accounting policies are discussed in Note 1 to the consolidated financial statements. The preparation of consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as disclosure of contingent assets and liabilities. We base our estimates and judgments upon historical experience and other factors believed to be reasonable under the circumstances. Changes in estimates or assumptions could result in a material adjustment to the consolidated financial statements.

We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact of changes in the estimates and assumptions would have a material effect on the consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with generally accepted accounting principles and with guidance provided within Staff Accounting Bulletins issued by the Securities and Exchange Commission. The application of these pronouncements requires judgment, including whether a software arrangement includes multiple elements, whether any elements are essential to the functionality of any other elements, and whether vendor-specific objective evidence ("VSOE") of fair value exists for those elements. Customers receive certain elements of our products over time. Changes to the elements in a software arrangement or in our ability to identify VSOE for those elements could materially impact the amount of earned and unearned revenue reflected in the financial statements.

License Fee Revenue: For software license agreements that do not require significant modification or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the license fee is fixed and determinable and collection is probable. The Company's software license agreements generally include multiple products and services or "elements." None of these elements alone are deemed to be essential to the functionality of the other elements. Generally accepted accounting principles require revenue earned on software arrangements involving multiple elements to be allocated to each element based on VSOE of fair value. Fair value is determined for license fees based upon the price charged when sold separately. When we determine that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized the residual method allowed by current accounting pronouncements. Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Support and Service Fee Revenue: Implementation services are generally for installation, implementation, and configuration of our systems and for training of our customer's employees. These services are not considered essential to the functionality of the related software. VSOE of fair value is established by pricing used when these services are sold separately. Generally, revenue is recognized when services are completed. On certain larger implementations, revenue is recognized based on milestones during the implementation. Milestones are triggered by tasks completed or based on direct labor hours.

Maintenance support revenue is recognized pro-rata over the contract period, typically one year. VSOE of fair value is determined based on contract renewal rates.

Outsourced data processing services and ATM, debit card, and other transaction processing services revenues are recognized in the month the transactions were processed or the services were rendered.

Hardware Revenue: Hardware revenue is recognized upon delivery to the customer, when title and risk of loss are transferred. In most cases, we do not stock in inventory the hardware products we sell, but arrange for third-party suppliers to drop-ship the products to our customers on our behalf. Some of our hardware revenues are derived under "arrangements" as defined within U.S. GAAP. To the extent hardware revenue is part of such an arrangement and is not deemed essential to the functionality of any of the other elements to the arrangement, it is recognized based on VSOE of fair value at the time of delivery. The Company also remarkets maintenance contracts on hardware to our customers. Hardware maintenance revenue is recognized ratably over the agreement period.

Depreciation and Amortization Expense

The calculation of depreciation and amortization expense is based on the estimated economic lives of the underlying property, plant and equipment and intangible assets, which have been examined for their useful life and determined that no impairment exists. We believe it is unlikely that any significant changes to the useful lives of our tangible and intangible assets will occur in the near term, but rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and the Company's future consolidated operating results. All long lived assets are tested for valuation and potential impairment on a scheduled annual basis.

Capitalization of software development costs

We capitalize certain costs incurred to develop commercial software products and to develop or purchase internal-use software. Significant estimates and assumptions include: determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives, estimating the marketability of the commercial software products and related future revenues, and assessing the unamortized cost balances for impairment. For commercial software products, determining the appropriate amortization period is based on estimates of future revenues from sales of the products. We consider various factors to project marketability and future revenues, including an assessment of alternative solutions or products, current and historical demand for the product, and anticipated changes in technology that may make the product obsolete. A significant change in an estimate related to one or more software products could result in a material change to our results of operations.

Estimates used to determine current and deferred income taxes

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We also must determine the likelihood of recoverability of deferred tax assets, and adjust any valuation allowances accordingly. Considerations include the period of expiration of the tax asset, planned use of the tax asset, and historical and projected taxable income as well as tax liabilities for the tax jurisdiction to which the tax asset relates. Valuation allowances are evaluated periodically and will be subject to change in each future reporting period as a result of changes in one or more of these factors. Also, liabilities for uncertain tax positions require significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our financial results.

Assumptions related to purchase accounting and goodwill

We account for our acquisitions using the purchase method of accounting. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as customer-related intangibles, as well as assessments of the fair value of existing assets such as property and equipment. Liabilities acquired can include balances for litigation and other contingency reserves established prior to or at the time of acquisition, and require judgment in ascertaining a reasonable value. Third party valuation firms may be used to assist in the appraisal of certain assets and liabilities, but even those determinations would be based on significant estimates provided by us, such as forecasted revenues or profits on contract-related intangibles. Numerous factors are typically considered in the purchase accounting assessments, which are conducted by Company professionals from legal, finance, human resources, information systems, program management and other disciplines. Changes in assumptions and estimates of the acquired assets and liabilities would result in changes to the fair values, resulting in an offsetting change to the goodwill balance associated with the business acquired.

As goodwill is not amortized, goodwill balances are regularly assessed for potential impairment. Such assessments require an analysis of future cash flow projections as well as a determination of an appropriate discount rate to calculate present values. Cash flow projections are based on management-approved estimates, which involve the input of numerous Company professionals from finance, operations and program management. Key factors used in estimating future cash flows include assessments of labor and other direct costs on existing contracts, estimates of overhead costs and other indirect costs, and assessments of new business prospects and projected win rates. Significant changes in the estimates and assumptions used in purchase accounting and goodwill impairment testing can have a material effect on the consolidated financial statements.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations and other portions of this report contain forward-looking statements within the meaning of federal securities laws. Actual results are subject to risks and uncertainties, including both those specific to the Company and those specific to the industry, which could cause results to differ materially from those contemplated. The risks and uncertainties include, but are not limited to, the matters detailed in "Risk Factors" in Item 1A of the Company's Form 10-K filed with the Securities and Exchange Commission. Undue reliance should not be placed on the forward-looking statements. The Company does not undertake any obligation to publicly update any forward-looking statements.

Potential risks and uncertainties which could adversely affect the Company include: the financial health of the financial services industry, our ability to continue or effectively manage growth, adapting our products and services to changes in technology, changes in our strategic relationships, price competition, loss of key employees, consolidation in the banking or credit union industry, increased government regulation, network or internet security problems, operational problems in our outsourcing facilities and others listed in "Risk Factors" at Item 1A.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. We are currently exposed to credit risk on credit extended to customers and interest risk on outstanding debt. We do not currently use any derivative financial instruments. We actively monitor these risks through a variety of controlled procedures involving senior management.

Based on the controls in place and the credit worthiness of the customer base, we believe the credit risk associated with the extension of credit to our customers will not have a material adverse effect on our consolidated financial position or results of operations.

Based on our outstanding debt with variable interest rates as of June 30, 2010, a 1% increase in our borrowing rate would increase annual interest expense in fiscal 2011 by less than $3,000.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

FINANCIAL STATEMENT SCHEDULES

There are no schedules included because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jack Henry & Associates, Inc.
Monett, Missouri

We have audited the accompanying consolidated balance sheets of Jack Henry & Associates, Inc. and subsidiaries (the "Company") as of June 30, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jack Henry & Associates, Inc. and subsidiaries at June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 27, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

St. Louis, Missouri

August 27, 2010

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Jack Henry & Associates, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

As of the end of the Company's 2010 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined the Company's internal control over financial reporting as of June 30, 2010 was effective.

Management's annual report on internal control over financial reporting excluded iPay Technologies Holding Company, LLC, acquired on June 4, 2010. This acquisition is a wholly-owned subsidiary with total assets representing 21% of consolidated total assets and both revenue and net income representing less than 1% of consolidated revenue and net income, respectively as of and for the year ended June 30, 2010. If adequately disclosed, companies are allowed to exclude acquisitions made near the fiscal year end from their assessment of internal control over financial reporting while integrating the acquired company under guidelines established by the US Securities and Exchange Commission.

The Company's internal control over financial reporting as of June 30, 2010 has been audited by the Company's independent registered public accounting firm, as stated in their report appearing on the next page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jack Henry & Associates, Inc.
Monett, Missouri

We have audited the internal control over financial reporting of Jack Henry & Associates, Inc. and subsidiaries (the "Company") as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at iPay Technologies Holding Company, LLC, which was acquired on June 4, 2010 and whose financial statements constitute 21% of consolidated total assets and both revenue and net income constitute less than 1% of consolidated revenues and net income, respectively as of and for the year ended June 30, 2010. Accordingly, our audit did not include the internal control over financial reporting at iPay Technologies Holding Company, LLC. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2010 of the Company and our report dated August 27, 2010 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP

St. Louis, Missouri

August 27, 2010

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Data)

	YEAR ENDED JUNE 30,		
	2010	2009	2008
REVENUE			
License	**$ 52,225**	$ 58,434	$ 73,553
Support and service	**720,504**	614,242	580,334
Hardware	**63,857**	72,917	89,039
Total	**836,586**	745,593	742,926
COST OF SALES			
Cost of license	**5,827**	6,885	6,698
Cost of support and service	**438,476**	385,837	364,140
Cost of hardware	**47,163**	53,472	64,862
Total	**491,466**	446,194	435,700
GROSS PROFIT	**345,120**	299,399	307,226
OPERATING EXPENSES			
Selling and marketing	**60,875**	54,931	55,916
Research and development	**50,820**	42,901	43,326
General and administrative	**51,172**	43,681	43,775
Total	**162,867**	141,513	143,017
OPERATING INCOME	**182,253**	157,886	164,209
INTEREST INCOME (EXPENSE)			
Interest income	**161**	781	2,145
Interest expense	**(1,618)**	(1,357)	(1,928)
Total	**(1,457)**	(576)	217
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**180,796**	157,310	164,426
PROVISION FOR INCOME TAXES	**62,926**	54,208	59,139
INCOME FROM CONTINUING OPERATIONS	**117,870**	103,102	105,287
DISCONTINUED OPERATIONS (Note 12)			
Loss from operations of discontinued component (including loss on disposal of $2,718 in 2008)	**-**	-	(4,175)
Income tax benefit	**-**	-	3,110
Loss on discontinued operations	**-**	-	(1,065)
NET INCOME	**$ 117,870**	$ 103,102	$ 104,222
Continuing operations	**$ 1.38**	$ 1.22	$ 1.17
Discontinued operations	**-**	-	(0.01)
Diluted net income per share	**$ 1.38**	$ 1.22	$ 1.16
Diluted weighted average shares outstanding	**85,381**	84,830	89,702
Continuing operations	**$ 1.39**	$ 1.23	$ 1.19
Discontinued operations	**-**	-	(0.01)
Basic net income per share	**$ 1.39**	$ 1.23	$ 1.18
Basic weighted average shares outstanding	**84,558**	84,118	88,270

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share and Per Share Data)

	JUNE 30,	
	2010	2009
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 125,518	$ 118,251
Investments, at amortized cost	1,000	1,000
Receivables	208,450	192,733
Income tax receivable	6,940	2,692
Prepaid expenses and other	31,762	24,371
Prepaid cost of product	19,432	19,717
Deferred income taxes	-	882
Total current assets	393,102	359,646
PROPERTY AND EQUIPMENT, net	274,670	237,778
OTHER ASSETS:		
Prepaid cost of product	11,093	6,793
Computer software, net of amortization	115,647	82,679
Other non-current assets	25,385	11,955
Customer relationships, net of amortization	196,328	55,450
Trade names	10,815	3,999
Goodwill	537,106	292,400
Total other assets	896,374	453,276
Total assets	$ 1,564,146	$ 1,050,700
LIABILITES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 13,500	$ 8,206
Accrued expenses	46,187	34,018
Deferred income taxes	13,265	-
Accrued income taxes	3,851	1,165
Note payable and current maturities of long term debt	105,963	63,461
Deferred revenues	264,219	237,557
Total current liabilities	446,985	344,407
LONG TERM LIABILITIES:		
Deferred revenues	11,398	7,981
Deferred income taxes	74,589	65,066
Long-term debt, net of current maturities	272,732	-
Other long-term liabilities	8,070	6,740
Total long term liabilities	366,789	79,787
Total liabilities	813,774	424,194
STOCKHOLDERS' EQUITY		
Preferred stock - $1 par value; 500,000 shares authorized, none issued	-	-
Common stock - $0.01 par value: 250,000,000 shares authorized; Shares issued at 06/30/10 were 99,808,367 Shares issued at 06/30/09 were 98,020,796	998	980
Additional paid-in capital	334,817	298,378
Retained earnings	724,142	636,733
Less treasury stock at cost 14,406,635 shares at 06/30/10 and at 06/30/09	(309,585)	(309,585)
Total stockholders' equity	750,372	626,506
Total liabilities and stockholders' equity	$ 1,564,146	$ 1,050,700

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands, Except Share and Per Share Data)

	YEAR ENDED JUNE 30,		
	2010	2009	2008
PREFERRED SHARES:	-	-	-
COMMON SHARES:			
Shares, beginning of year	**98,020,796**	97,702,098	96,203,030
Shares issued for equity-based payment arrangements	**1,689,457**	196,727	1,443,071
Shares issued for Employee Stock Purchase Plan	**98,114**	121,971	55,997
Shares, end of year	**99,808,367**	98,020,796	97,702,098
COMMON STOCK - PAR VALUE $0.01 PER SHARE:			
Balance, beginning of year	**$ 980**	$ 977	$ 962
Shares issued for equity-based payment arrangements	**17**	2	14
Shares issued for Employee Stock Purchase Plan	**1**	1	1
Balance, end of year	**$ 998**	$ 980	$ 977
ADDITIONAL PAID-IN CAPITAL:			
Balance, beginning of year	**$ 298,378**	$ 291,120	$ 262,742
Shares issued upon exercise of stock options	**26,569**	1,882	19,151
Shares issued for Employee Stock Purchase Plan	**1,953**	1,888	1,228
Tax benefits from share-based compensation	**4,666**	1,216	6,555
Stock-based compensation expense	**3,251**	2,272	1,444
Balance, end of year	**$ 334,817**	$ 298,378	$ 291,120
RETAINED EARNINGS:			
Balance, beginning of year	**$ 636,733**	$ 560,534	$ 484,845
Net income	**117,870**	103,102	104,222
FASB Interpretation No. 48 transition amount	-	-	(3,850)
Dividends (2010-$0.36 per share; 2009- $0.32 per share; 2008-$0.28 per share)	**(30,461)**	(26,903)	(24,683)
Balance, end of year	**$ 724,142**	$ 636,733	$ 560,534
TREASURY STOCK:			
Balance, beginning of year	**$ (309,585)**	$ (251,180)	$ (150,184)
Purchase of treasury shares	-	(58,405)	(100,996)
Balance, end of year	**$ (309,585)**	$ (309,585)	$ (251,180)
TOTAL STOCKHOLDERS' EQUITY	**$ 750,372**	$ 626,506	$ 601,451

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	YEAR ENDED JUNE 30,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	**$ 117,870**	$ 103,102	$ 104,222
Adjustments to reconcile net income from operations to cash from operating activities:			
Depreciation	**36,589**	38,859	40,195
Amortization	**34,919**	25,288	21,811
Deferred income taxes	**16,694**	7,047	5,320
Expense for stock-based compensation	**3,251**	2,272	1,444
Loss on assets (including 6/30/08 loss on discontinued operations)	**866**	938	1,683
Other, net	**(2)**	(7)	(33)
Changes in operating assets and liabilities, net of acquisitions:			
Receivables	**(1,539)**	21,214	(2,913)
Prepaid expenses, prepaid cost of product, and other	**(6,458)**	1,969	9,670
Accounts payable	**630**	1,260	(4,951)
Accrued expenses	**741**	(2,430)	541
Income taxes	**4,362**	(14,867)	(1,088)
Deferred revenues	**10,775**	21,943	5,100
Net cash from operating activities	**218,698**	206,588	181,001
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payment for acquisitions, net of cash acquired	**(426,653)**	(3,027)	(49,324)
Capital expenditures	**(54,509)**	(31,562)	(31,105)
Purchase of investments	**(3,999)**	(2,996)	(1,975)
Proceeds from sale of assets	**1,032**	42	2,098
Proceeds from investments	**4,000**	3,000	2,000
Computer software developed	**(25,586)**	(24,684)	(23,736)
Other, net	**-**	-	(106)
Net cash from investing activities	**(505,715)**	(59,227)	(102,148)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock upon exercise of stock options	**31,204**	2,720	19,165
Minimum tax withholding payments related to option exercises	**(4,635)**	(836)	-
Proceeds from sale of common stock, net	**1,953**	1,889	1,229
Borrowings on credit facilities	**448,647**	76,692	145,097
Repayments on credit facilities	**(145,487)**	(90,181)	(145,526)
Debt acquisition costs	**(7,598)**	-	-
Excess tax benefits from stock-based compensation	**661**	349	3,809
Purchase of treasury stock	**-**	(58,405)	(100,996)
Dividends paid	**(30,461)**	(26,903)	(24,683)
Net cash from financing activities	**294,284**	(94,675)	(101,905)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ 7,267**	$ 52,686	$ (23,052)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**$ 118,251**	$ 65,565	$ 88,617
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 125,518**	$ 118,251	$ 65,565

See notes to consolidated financial statements.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Descriptions of the Company

Jack Henry & Associates, Inc. and Subsidiaries ("JHA" or the "Company") is a leading provider of integrated computer systems and services that has developed and acquired a number of banking and credit union software systems. The Company's revenues are predominately earned by marketing those systems to financial institutions nationwide together with computer equipment (hardware) and by providing the conversion and software implementation services for financial institutions to utilize JHA software systems, and by providing other related services. JHA provides continuing support and services to customers using in-house or outsourced systems.

Consolidation

The consolidated financial statements include the accounts of JHA and all of its subsidiaries, which are wholly-owned, and all significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company derives revenue from the following sources: license fees, support and service fees and hardware sales. There are no rights of return, condition of acceptance or price protection in the Company's sales contracts.

License Fee Revenue: For software license agreements that do not require significant modification or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the license fee is fixed and determinable and collection is probable. The Company's software license agreements generally include multiple products and services or "elements." None of these elements are deemed to be essential to the functionality of the other elements. U.S. GAAP generally require revenue earned on software arrangements involving multiple elements to be allocated to each element based on vendor-specific objective evidence ("VSOE") of fair value. Fair value is determined for license fees based upon the price charged when sold separately or, if the product is not yet sold separately, the price determined by management with relevant authority. In the event that we determine that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized using the residual method. Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Arrangements with customers that include significant customization, modification, or production of software are accounted for under contract accounting, with the revenue being recognized using the percentage-of-completion method.

Support and Service Fee Revenue: Implementation services are generally for installation, training, implementation, and configuration. These services are not considered essential to the functionality of the related software. VSOE of fair value is established by pricing used when these services are sold separately or, if the services are not yet sold separately, the price determined by management with relevant authority. Generally revenue is recognized when services are completed. On certain larger implementations, revenue is recognized based on milestones during the implementation. Milestones are triggered by tasks completed or based on direct labor hours.

Maintenance support revenue is recognized pro-rata over the contract period, typically one year. VSOE of fair value is determined based on contract renewal rates.

Outsourced data processing and ATM, debit card, and other transaction processing services revenue is recognized in the month the transactions are processed or the services are rendered.

Hardware Revenue: Hardware revenue is recognized upon delivery to the customer, when title and risk of loss are transferred. In most cases, we do not stock in inventory the hardware products we sell, but arrange for third-party suppliers to drop-ship the products to our customers on our behalf. Some of our hardware revenues are derived under "arrangements" as defined within U.S. GAAP. To the extent hardware revenue is part of such an arrangement and is not deemed essential to the functionality of any of the other elements to the arrangement, it is recognized based on VSOE of fair value at the time of delivery. The Company also remarkets maintenance contracts on hardware to our customers. Hardware maintenance revenue is recognized ratably over the agreement period.

Prepaid Cost of Product

Costs for remarketed hardware and software maintenance contracts, which are prepaid, are recognized ratably over the life of the contract, generally one to five years, with the related revenue amortized from deferred revenues.

Deferred Revenues

Deferred revenues consist primarily of prepaid annual software support fees and prepaid hardware maintenance fees. Hardware maintenance contracts are multi-year; therefore, the deferred revenue and maintenance are classified in accordance with the terms of the contract. Software and hardware deposits received are also reflected as deferred revenues.

Computer Software Development

The Company capitalizes new product development costs incurred from the point at which technological feasibility has been established through the point at which the product is ready for general availability. Software development costs that are capitalized are evaluated on a product-by-product basis annually and are assigned an estimated economic life based on the type of product, market characteristics, and maturity of the market for that particular product. The Company's amortization policy for these capitalized costs is to amortize the costs in accordance with U.S. GAAP. Generally, these costs are amortized based on current and estimated future revenue from the product or on a straight-line basis, whichever yields greater amortization expense.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

Investments

The Company invests its cash that is not required for current operations primarily in U.S. government securities and money market accounts. The Company has the positive intent and ability to hold its debt securities until maturity and accordingly, these securities are classified as held-to-maturity and are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity. The held-to-maturity securities typically mature in less than one year. Interest on investments in debt securities is included in income when earned.

The amortized cost of held-to-maturity securities is $1,000 at both June 30, 2010 and 2009. Fair values of these securities did not differ significantly from amortized cost due to the nature of the securities and minor interest rate fluctuations during the periods.

Property and Equipment and Intangible Assets

Property and equipment is stated at cost and depreciated principally using the straight-line method over the estimated useful lives of the assets.

Intangible assets consist of goodwill, customer relationships, computer software, and trade names acquired in business acquisitions in addition to internally developed computer software. The amounts are amortized, with the exception of those with an indefinite life (such as goodwill), over an estimated economic benefit period, generally five to twenty years, using the straight-line method.

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable. The Company evaluates goodwill and trade names for impairment of value on an annual basis as of January 1 and between annual tests if events or changes in circumstances indicate that the asset might be impaired.

Comprehensive Income

Comprehensive income for each of the years ended June 30, 2010, 2009, and 2008 equals the Company's net income.

Business Segment Information

In accordance with generally accepted accounting principles, the Company's operations are classified as two business segments: bank systems and services and credit union systems and services (see Note 14). Revenue by type of product and service is presented on the face of the consolidated statements of income. Substantially all the Company's revenues are derived from operations and assets located within the United States of America.

Common Stock

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves of short-term borrowings on its existing credit facility. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. At June 30, 2009, there were 14,407 shares in treasury stock and the Company had the remaining authority to repurchase up to 5,584 additional shares. During fiscal 2009, the Company repurchased 3,106 treasury shares for $58,405. The total cost of treasury shares at June 30, 2010 is $309,585. At June 30, 2010, there were 14,407 shares in treasury stock and the Company had the authority to repurchase up to 5,584 additional shares. There were no repurchases of treasury stock in 2010.

Income per Share

Per share information is based on the weighted average number of common shares outstanding during the year. Stock options have been included in the calculation of income per diluted share to the extent they are dilutive. The difference between basic and diluted weighted average shares outstanding is the dilutive effect of outstanding stock options (see Note 10).

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance would be established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefits recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred benefits for uncertain tax positions. Our policy is to include interest and penalties related to unrecognized tax benefits in income tax expense.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 141(R), *"Business Combinations,"* ("SFAS 141(R)") which replaces SFAS No. 141 and has since been incorporated into the Accounting Standards Codification ("ASC") as ASC 805-10. ASC 805-10 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquired entity and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users of the financial statements to evaluate the nature and financial effects of the business combination. Relative to SFAS 141(R), the FASB issued FSP 141(R)-1 on April 1, 2009, which is now incorporated in ASC 805-20. ASC 805-20 eliminates the requirement under FAS 141(R) to record assets and liabilities at the acquisition date for noncontractual contingencies at fair value where it is deemed "more-likely-than-not" that an asset or liability would result. Under ASC 805-20, such assets and liabilities would only need to be recorded where the fair value can be determined during the measurement period or where it is probable that an asset or liability exists at the acquisition date and the amount of fair value can be reasonably determined. ASC 805-10 was effective for the Company on July 1, 2009. The adoption of ASC 805-10 did not have a material impact on the Company's financial statements.

In April 2008, the FASB issued FSP FAS 142-3, *"Determination of the Useful Life of Intangible Assets,"* which is now incorporated into ASC 350-30. This position amends ASC 350 regarding the factors that should be considered in developing the useful lives for intangible assets with renewal or extension provisions. ASC 350-30 requires an entity to consider its own historical experience in renewing or extending similar arrangements, regardless of whether those arrangements have explicit renewal or extension provisions, when determining the useful life of an intangible asset. In the absence of such experience, an entity shall consider the assumptions that market participants would use about renewal or extension, adjusted for entity-specific factors. ASC 350-30 also requires an entity to disclose information regarding the extent to which the expected future cash flows associated with an intangible asset are affected by the entity's intent and/or ability to renew or extend the agreement. ASC 350-30 is effective for qualifying intangible assets acquired by the Company on or after July 1, 2009. The application of FSP142-3 did not have a material impact on the Company's financial statements upon adoption.

In June 2009, the FASB issued SFAS No. 168, *"The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162,"* which is now incorporated as ASC 105-10 and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"). ASC 105-10 explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. ASC 105-10 was effective for the Company as of the beginning of fiscal 2010, but it did not have a material impact on the Company's financial statements.

NOTE 2: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values for held-to-maturity securities are based on quoted market prices. For cash equivalents, amounts receivable or payable and short-term borrowings, fair values approximate carrying value, based on the short-term nature of the assets. The fair value of long term debt also approximates carrying value as estimated using discounting cash flows based on the Company's current incremental borrowing rates or quoted prices in active markets.

NOTE 3: PROPERTY AND EQUIPMENT

The classification of property and equipment, together with their estimated useful lives is as follows:

	June 30, 2010	June 30, 2009	Estimated Useful Life
Land	$ 24,911	$ 24,411	
Land improvements	19,838	19,845	5-20 years
Buildings	103,744	99,400	25-30 years
Leasehold improvements	21,012	21,946	5-10 years (1)
Equipment and furniture	211,698	194,149	5-8 years
Aircraft and equipment	40,192	40,060	6-10 years
Construction in progress	53,596	16,694	
	474,991	416,505	
Less accumulated depreciation	200,321	178,727	
Property and equipment, net	$ 274,670	$ 237,778	

(1) Lesser of lease term or estimated useful life

The Company had material commitments to purchase property and equipment related to the construction of new facilities, totaling $4,153 and $24,382 at June 30, 2010 and 2009, respectively. Property and equipment included $723 and $273 that was in accrued liabilities at June 30, 2010 and 2009, respectively. Also, the Company acquired $8,896 and $6,748 of computer equipment through a capital lease for the years ended June 30, 2010 and 2009, respectively. These amounts were excluded from capital expenditures on the statement of cash flows.

NOTE 4: OTHER ASSETS

Changes in the carrying amount of goodwill for the years ended June 30, 2010 and 2009, by reportable segments, are:

	Banking Systems and Services	Credit Union Systems and Services	Total
Balance, as of July 1, 2008	$ 264,575	$ 24,798	$ 289,373
Goodwill acquired during the year	3,027	-	3,027
Balance, as of June 30, 2009	267,602	24,798	292,400
Goodwill acquired during the year	138,319	106,387	244,706
Balance, as of June 30, 2010	$ 405,921	$ 131,185	$ 537,106

The Banking Systems and Services segment additions for fiscal 2010 relate primarily to the acquisitions of iPay and GFSI. The Credit Union Systems and Services segment additions for fiscal 2010 relate to the acquisitions of iPay and PTSI. The additions for fiscal 2009 relate primarily to the ultimate resolution of contingent consideration amounts for the acquisitions of RPM Intelligence, LLC, and AudioTel Corporation. See Note 13-Business Acquisitions for further details.

Information regarding other identifiable intangible assets is as follows:

	June 30,					
	2010			2009		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Customer relationships	$ 279,273	$ (82,945)	$ 196,328	$ 126,244	$ (70,794)	$ 55,450
Trade names	10,834	(19)	10,815	3,999	-	3,999
Totals	$ 290,107	$ (82,964)	$ 207,143	$ 130,243	$ (70,794)	$ 59,449

Most of our trade name assets have been determined to have indefinite lives and are not amortized. Customer relationships have lives ranging from five to 20 years.

Computer software includes the unamortized cost of software products developed or acquired by the Company, which are capitalized and amortized over useful lives ranging from five to ten years.

Following is an analysis of the computer software capitalized:

	Carrying Amount	Accumulated Amortization	Total
Balance, July 1, 2008	$ 104,632	$ (29,689)	$ 74,943
Acquired software	-	-	-
Capitalized development cost	24,684	-	24,684
Disposals	(45)	17	(28)
Amortization expense	-	(16,920)	(16,920)
Balance, June 30, 2009	129,271	(46,592)	82,679
Acquired software	30,801	(4,870)	25,931
Capitalized development cost	25,586	-	25,586
Disposals	(783)	16	(767)
Amortization expense	-	(17,782)	(17,782)
Balance, June 30, 2010	$ 184,875	$ (69,228)	$ 115,647

Amortization expense for all intangible assets was $34,919, $25,288, and $21,811 for the fiscal years ended June 30, 2010, 2009, and 2008, respectively. The estimated aggregate future amortization expense for each of the next five years for all intangible assets remaining as of June 30, 2010, is as follows:

Year	Customer Relationships	Software	Total
2011	12,326	19,616	31,942
2012	11,299	15,428	26,727
2013	9,935	9,430	19,365
2014	9,935	5,456	15,391
2015	9,180	3,097	12,277

NOTE 5: DEBT

The Company's outstanding long and short term debt is as follows:

	June 30, 2010	June 30, 2009
LONG TERM DEBT		
Long term revolving credit facility	**$ 120,000**	$ -
Term loan	**150,000**	-
Capital leases	**5,689**	-
Other borrowings	**2,244**	-
	277,933	-
Less current maturities	**5,201**	-
Long-term debt, net of current maturities	**$ 272,732**	$ -
SHORT TERM DEBT		
Short term revolving credit facility	**$ -**	$ 60,000
Bullet term loan	**100,000**	-
Current maturities of long-term debt	**5,201**	-
Other borrowings	**762**	3,461
	$ 105,963	$ 63,461

The following table summarizes the annual principal payments required as of June 30, 2010:

Years ended June 30,	
2011	**105,963**
2012	**24,499**
2013	**23,020**
2014	**22,696**
2015	**202,517**
Thereafter	**-**
	$ 378,695

The Company has entered into a bank credit facility agreement that includes a revolving loan, a term loan and a bullet term loan.

Revolving Credit Facilities

The long term revolving loan allows for borrowings of up to $150,000, which may be increased by the Company at any time until maturity to $250,000. The revolving loan terminates June 4, 2015. At June 30, 2010, the outstanding revolving loan balance was $120,000.

Term loan

The term loan has an original principal balance of $150,000, with quarterly principal payments of $5,625 beginning on September 30, 2011, and the remaining balance due June 4, 2015.

Bullet term loan

The bullet term loan had an original principal balance of $100,000. The full balance, which would have been due on December 4, 2010, was paid in full on July 8, 2010 as set forth in Note 15.

Each of the above loans bear interest at a variable rate equal to (a) a rate based on LIBOR or (b) an alternate base rate (the greater of (a) the Federal Funds Rate plus 0.5%, (b) the Prime Rate or (c) LIBOR plus 1.0%), plus an applicable percentage in each case determined by the Company's leverage ratio. The outstanding balances bear interest at a weighted average rate of 2.99%. The loans are secured by pledges of capital stock of certain subsidiaries of the Company. The loans are also guaranteed by certain subsidiaries of the Company. The credit facility is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the agreement. As of June 30, 2010, the Company was in compliance with all such covenants.

Capital Leases

The Company has entered into various capital lease obligations for the use of certain computer equipment. Included in property and equipment are related assets of $8,872. At June 30, 2010, $5,689 was outstanding, of which $4,380 will be maturing in the next twelve months.

Other Lines of Credit

The Company renewed an unsecured bank credit line on April 29, 2010 which provides for funding of up to $5,000 and bears interest at the prime rate less 1% (2.25% at June 30, 2010). The credit line was renewed through April 29, 2012. At June 30, 2010, $762 was outstanding.

The Company renewed a bank credit line on March 7, 2010 which provides for funding of up to $8,000 and bears interest at the Federal Reserve Board's prime rate (3.25% at June 30, 2010). The credit line expires March 7, 2011 and is secured by $1,000 of investments. At June 30, 2010, no amount was outstanding.

Interest

The Company paid interest of $759, $1,606, and $2,521 in 2010, 2009, and 2008 respectively. During fiscal 2010, the Company incurred a total of $1,625 of interest, $7 of which was capitalized.

NOTE 6: LEASE COMMITMENTS

The Company leases certain property under operating leases which expire over the next 8 years, but certain of the leases contain options to extend the lease term. All lease payments are based on the lapse of time but include, in some cases, payments for operating expenses and property taxes. There are no purchase options on real estate leases at this time, but most real estate leases have one or more renewal options. Certain leases on real estate are subject to annual escalations for increases in operating expenses and property taxes.

As of June 30, 2010, net future minimum lease payments are as follows:

Years Ending June 30,	Lease Payments
2011	$ 8,765
2012	5,362
2013	4,060
2014	3,286
2015	2,565
Thereafter	3,190
Total	$ 27,228

Rent expense was $9,733, $8,314, and $7,895 in 2010, 2009, and 2008, respectively.

NOTE 7: INCOME TAXES

The provision for income taxes from continuing operations consists of the following:

	Year ended June 30,		
	2010	2009	2008
Current:			
Federal	**$ 39,994**	$ 39,616	$ 48,472
State	**6,238**	7,527	5,347
Deferred:			
Federal	**14,327**	7,345	4,972
State	**2,367**	(280)	348
	$ 62,926	$ 54,208	$ 59,139

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	June 30,	
	2010	2009
Deferred tax assets:		
Deferred revenue	**$ 1,198**	$ 577
Expense reserves (bad debts, insurance, franchise tax and vacation)	**6,591**	1,834
Net operating loss carryforwards	**12,222**	401
Other, net	**514**	2,273
	20,525	5,085
Deferred tax liabilities:		
Accelerated tax depreciation	**(17,425)**	(20,579)
Accelerated tax amortization	**(74,341)**	(47,995)
Other, net	**(16,307)**	(418)
	(108,073)	(68,992)
Net deferred tax liability before valuation allowance	**(87,548)**	(63,907)
Valuation allowance	**(306)**	(277)
Net deferred tax liability	**$ (87,854)**	$ (64,184)

The deferred taxes are classified on the balance sheets as follows:

	June 30,	
	2010	2009
Deferred income taxes (current)	**$ (13,265)**	$ 882
Deferred income taxes (long-term)	**(74,589)**	(65,066)
	$ (87,854)	$ (64,184)

The following analysis reconciles the statutory federal income tax rate to the effective income tax rates reflected above:

	Year Ended June 30,		
	2010	2009	2008
Computed "expected" tax expense	**35.0%**	35.0%	35.0%
Increase (reduction) in taxes resulting from:			
State income taxes, net of federal income tax benefits	**2.5%**	2.7%	2.3%
Research and development credit	**-0.7%**	-3.0%	-1.0%
Permanent book/tax differences	**-0.9%**	-0.4%	-0.3%
Section 199 - prior year benefits	**-1.8%**	0.0%	0.0%
Deferred tax adjustments	**0.7%**	0.0%	0.0%
Valuation Allowance	**0.0%**	0.2%	0.0%
	34.8%	34.5%	36.0%

The effective income tax rate for fiscal 2010 increased from fiscal 2009 due primarily to the expiration of the Research and Experimentation Credit ("R&E Credit"), effective January 1, 2010, as well as increases in the rate at which deferred tax liabilities are expected to reverse in future years. These increases were mostly offset by additional benefits received through an extensive analysis of the Domestic Production Activities Deduction (IRC Section 199).

As a result of the acquisition of GFSI, we recorded a net deferred tax asset of $1,776. A net deferred tax liability of $8,043 was recorded upon the acquisition of iPay.

As part of the acquisition of GFSI, we acquired gross net operating loss ("NOL") carry forwards of $64,431; of which, only $34,592 are expected to be utilized due to the application of IRC Section 382. Separately, as of June 30, 2010, we had state NOL carry forwards of $838. These losses have varying expiration dates, ranging from 2012 to 2029. Based on state tax rules which restrict our usage of these losses, we believe it is more likely than not that $306 of these losses will expire unutilized. Accordingly, a valuation allowance of $306 has been recorded against these assets as of June 30, 2010.

The Company paid income taxes of $42,116, $62,965, and $51,709 in 2010, 2009, and 2008, respectively.

At June 30, 2009, the Company had $5,518 of unrecognized tax benefits. At June 30, 2010, the Company had $7,187 of unrecognized tax benefits, of which, $4,989, if recognized, would affect our effective tax rate. We had accrued interest and penalties of $890 and $732 related to uncertain tax positions at June 30, 2010 and 2009, respectively.

A reconciliation of the unrecognized tax benefits for the years ended June 30, 2010 and 2009 follows:

	Unrecognized Tax Benefits
Balance at July 1, 2008	$ 4,055
Additions for current year tax positions	1,044
Additions for prior year tax positions	2,052
Reductions for prior year tax positions	(110)
Settlements	(936)
Reductions related to expirations of statute of limitations	(587)
Balance at June 30, 2009	5,518
Additions for current year tax positions	**691**
Reductions for current year tax positions	**(39)**
Additions for prior year tax positions	**2,049**
Reductions for prior year tax positions	**(298)**
Settlements	**-**
Reductions related to expirations of statute of limitations	**(734)**
Balance at June 30, 2010	**$ 7,187**

During the fiscal year ended June 30, 2010, the Internal Revenue Service commenced an examination of the Company's U.S. federal income tax returns for fiscal years ended June 2008 through 2009. The U.S. federal and state income tax returns for June 30, 2007 and all subsequent years still remain subject to examination as of June 30, 2010 under statute of limitations rules. We anticipate potential changes resulting from the expiration of statutes of limitations of up to $965 could reduce the unrecognized tax benefits balance within twelve months of June 30, 2010.

NOTE 8: INDUSTRY AND SUPPLIER CONCENTRATIONS

The Company sells its products to banks, credit unions, and financial institutions throughout the United States and generally does not require collateral. All billings to customers are due 30 days from date of billing. Reserves (which are insignificant at June 30, 2010, 2009 and 2008) are maintained for potential credit losses.

In addition, the Company purchases most of its computer hardware and related maintenance for resale in relation to installation of JHA software systems from two suppliers. There are a limited number of hardware suppliers for these required items. If these relationships were terminated, it could have a significant negative impact on the future operations of the Company.

NOTE 9: STOCK BASED COMPENSATION PLANS

The Company previously issued options to employees under the 1996 Stock Option Plan ("1996 SOP") and currently issues options to outside directors under the 2005 Non-Qualified Stock Option Plan ("2005 NSOP").

1996 SOP

The 1996 SOP was adopted by the Company on October 29, 1996, for its employees. Terms and vesting periods of the options were determined by the Compensation Committee of the Board of Directors when granted and for options outstanding include vesting periods up to four years. Shares of common stock were reserved for issuance under this plan at the time of each grant, which must be at or above fair market value of the stock at the grant date. The options terminate 30 days after termination of employment, three months after retirement, one year after death or 10 years after the date of grant. In October 2002, the stockholders approved an increase in the number of stock options available from 13.0 million to 18.0 million shares. The plan terminated by its terms on October 29, 2006, although options previously granted under the 1996 SOP are still outstanding and vested.

2005 NSOP

The NSOP was adopted by the Company on September 23, 2005, for its outside directors. Generally, options are exercisable beginning six months after grant at an exercise price equal to 100% of the fair market value of the stock at the grant date. For individuals who have served less than four continuous years, 25% of all options will vest after one year of service, 50% shall vest after two years, and 75% shall vest after three years of service on the Board. The options terminate upon surrender of the option, upon the expiration of one year following notification of a deceased optionee, or 10 years after grant. 700 shares of common stock have been reserved for issuance under this plan with a maximum of 100 for each director. As of June 30, 2010, there were 480 shares available for future grants under the plan.

A summary of option plan activity under the plans is as follows:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding July 1, 2007	5,389	$16.24	
Granted	50	28.52	
Forfeited	(8)	24.64	
Exercised	(1,454)	13.38	
Outstanding June 30, 2008	3,977	17.42	
Granted	50	17.45	
Forfeited	(19)	20.77	
Exercised	(248)	12.28	
Outstanding June 30, 2009	3,760	17.75	
Granted	**50**	**23.65**	
Forfeited	**(71)**	**26.64**	
Exercised	**(1,842)**	**16.70**	
Outstanding June 30, 2010	**1,897**	**$18.58**	**$11,712**
Vested and Expected to Vest June 30, 2010	**1,897**	**$18.58**	**$11,712**
Exercisable June 30, 2010	**1,882**	**$18.55**	**$11,678**

The weighted-average fair value of options granted during fiscal 2010, fiscal 2009, and fiscal 2008 was $8.90, $7.87, and $11.83, respectively. The only options granted during fiscal years 2010, 2009 and 2008 were to non-employee members of the Company's board of directors. The assumptions used in estimating fair value and resulting compensation expenses are as follows:

	Year Ended June 30,		
	2010	2009	2008
Weighted Average Assumptions:			
Expected life (years)	**6.67**	3.72	7.41
Volatility	**33%**	30%	28%
Risk free interest rate	**3.0%**	1.4%	4.1%
Dividend yield	**1.52%**	1.72%	0.98%

The option pricing model assumptions such as expected life, volatility, risk-free interest rate, and dividend yield impact the fair value estimate. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions were based on or determined from external data (for example, the risk-free interest rate) and other assumptions were derived from our historical experience with share-based payment arrangements (e.g., volatility, expected life and dividend yield). The appropriate weight to place on historical experience is a matter of judgment, based on relevant facts and circumstances.

Our pre-tax operating income for the years ended June 30, 2010, 2009 and 2008 includes $3,251, $2,272 and $1,444 of stock-based compensation costs, respectively. The total cost for the years ended June 30, 2010, 2009 and 2008 includes $2,347, $1,620, and $871 relating to the restricted stock plan, respectively.

As of June 30, 2010, there was $42 of total unrecognized compensation costs related to stock options that have not yet vested. These costs are expected to be recognized over a weighted average period of 0.51 years. The weighted average remaining contractual term on options currently exercisable as of June 30, 2010 was 2.75 years.

Following is an analysis of stock options outstanding and exercisable as of June 30, 2010:

Range of Exercise Prices	Shares		Weighted-Average Remaining Contractural Life in Years	Weighted-Average Exercise Price	
	Outstanding	Exercisable	Outstanding	Outstanding	Exercisable
$10.84 - $11.50	698	698	2.78	$ 10.84	$ 10.84
$11.51 - $18.55	202	197	5.02	17.05	17.04
$18.56 - $21.52	195	195	2.82	19.76	19.76
$21.53 - $22.86	190	190	2.34	21.87	21.87
$22.87 - $25.71	210	205	3.23	24.39	24.41
$25.72 - $27.14	5	5	1.15	25.72	25.72
$27.15 - $27.22	250	250	0.97	27.15	27.15
$27.23 - $29.61	134	129	3.16	28.46	28.45
$29.62 - $29.99	10	10	0.43	29.63	29.63
$30.00 - $30.00	3	3	0.93	30.00	30.00
$ 10.84 - $30.00	1,897	1,882	2.80	$ 18.58	$ 18.55

The income tax benefits from stock option exercises totaled $4,666 for the year ended June 30, 2010.

The total intrinsic value of options exercised was $12,694, $1,999 and $18,010 for the fiscal years ended June 30, 2010, 2009 and 2008, respectively.

Restricted Stock Plan

The Restricted Stock Plan was adopted by the Company on November 1, 2005, for its employees. Up to 3,000 shares of common stock are available for issuance under the plan. Upon issuance, shares of restricted stock are subject to forfeiture and to restrictions which limit the sale or transfer of the shares during the restriction period. The restrictions will be lifted over periods ranging from three to seven years from grant date. On certain awards, the restrictions may be lifted sooner if certain targets for shareholder return are met.

The following table summarizes non-vested share awards as of June 30, 2010, as well as activity for the year then ended:

	Shares	Weighted Average Grant Date Fair Value
Non-vested shares at July 1, 2008	130	$ 24.87
Granted	146	19.04
Vested	(9)	25.60
Forfeited	-	-
Non-vested shares at June 30, 2009	267	21.66
Granted	139	22.59
Vested	(19)	22.36
Forfeited	-	-
Non-vested shares at June 30, 2010	387	$ 21.96

The non-vested shares will not participate in dividends during the restriction period. As a result, the weighted-average fair value of the non-vested share awards is based on the fair market value of the Company's equity shares on the grant date, less the present value of the expected future dividends to be declared during the restriction period.

At June 30, 2010, there was $4,339 of compensation expense that has yet to be recognized related to non-vested restricted stock share awards, which will be recognized over a weighted-average period of 2.09 years.

NOTE 10: EARNINGS PER SHARE

The following table reflects the reconciliation between basic and diluted net income per share:

	Year Ended June 30,		
	2010	2009	2008
Income from continuing operations	$ 117,870	$ 103,102	$ 105,287
Discontinued Operations	-	-	(1,065)
Net Income	$ 117,870	$ 103,102	$ 104,222
Common share information:			
Weighted average shares outstanding for basic EPS	84,558	84,118	88,270
Dilutive effect of stock options	823	712	1,432
Shares for diluted EPS	85,381	84,830	89,702
Basic Earnings per Share:			
Income from continuing operations	$ 1.39	$ 1.23	$ 1.19
Discontinued operations	-	-	(0.01)
Basic Earnings per Share	$ 1.39	$ 1.23	$ 1.18
Diluted Earnings per Share:			
Income from continuing operations	$ 1.38	$ 1.22	$ 1.17
Discontinued operations	-	-	(0.01)
Diluted Earnings per Share	$ 1.38	$ 1.22	$ 1.16

Stock options to purchase approximately 602 shares for fiscal 2010, 1,267 shares for fiscal 2009, and 536 shares for fiscal 2008, were not dilutive and therefore, were not included in the computations of diluted income per common share amounts.

NOTE 11: EMPLOYEE BENEFIT PLANS

The Company established an employee stock purchase plan in 2006. The plan originally allowed the majority of employees the opportunity to directly purchase shares of the Company at a 5% discount. On October 30, 2007, the shareholders approved an amendment to the plan that increased the discount to 15% beginning January 1, 2008. With this amendment, the plan no longer met the criteria as a non-compensatory plan. As a result, beginning January 1, 2008, the Company began recording the total dollar value of the stock discount given to employees under the plan as expense. Total expense recorded by the Company under the plan for the year ended June 30, 2010 and 2009 was $345 and $333, respectively.

The Company has a defined contribution plan for its employees, the 401(k) Retirement Savings Plan (the "Plan"). The Plan is subject to the Employee Retirement Income Security Act of 1975 ("ERISA") as amended. Under the Plan, the Company matches 100% of full time employee contributions up to 5% of compensation subject to a maximum of $5 per year. Employees must be 18 years of age and be employed for at least six months. The Company has the option of making a discretionary contribution; however, none has been made for any of the three most recent fiscal years. The total matching contributions for the Plan were $9,369, $8,341, and $7,937 for fiscal 2010, 2009, and 2008, respectively.

NOTE 12: DISCONTINUED OPERATIONS

On June 30, 2008, the Company sold its insurance agency outsourcing business, Banc Insurance Services, Inc. ("BIS") and Banc Insurance Agency, Inc. ("BIA"), to the division's management team and a private equity group for a nominal amount. The transaction resulted in a pre-tax loss of $2,718.

In accordance with the provisions of GAAP, the results of operations of this business for the current and prior periods have been reported as discontinued operations. The divesture of this business was made as a result of poorer than expected operating results.

The insurance agency outsourcing business provided turnkey outsourced insurance agency solutions for financial institutions. Operations of the business, which were formerly included in the Bank Systems and Services segment, are summarized as follows:

Year Ended June 30, 2008	
Revenue	$ 1,680
Loss before income taxes	(1,457)
Income tax benefit	536
Net loss from discontinued operations	(921)
Less loss on disposal, net of income taxes	(144)
Loss on discontinued operations	$ (1,065)

In connection with the sale, the Company accrued $471 lease loss, net of estimated subleases.

NOTE 13: BUSINESS ACQUISITIONS

Fiscal 2010 Acquisitions

Goldleaf Financial Solutions, Inc.

On October 1, 2009, the Company acquired all of the issued and outstanding shares of GFSI, a provider of integrated technology and payment processing solutions to financial institutions of all sizes. According to the terms of the merger agreement, each share of GFSI stock issued and outstanding was converted into the right to receive $0.98 in cash, for a total cash outlay of $19,085. The acquisition of GFSI is expected to broaden the Company's market presence, strengthen our competitive position by diversifying our product and service offerings and provide significant cost synergies to the combined organization. In addition to the cash paid to acquire the outstanding shares of GFSI, the Company also paid $48,532 in cash at closing to settle various outstanding obligations of GFSI, resulting in a total cash outlay of $67,617. This cash outlay was funded using existing operating cash.

The recognized amounts of identifiable assets acquired and liabilities assumed, based upon their fair values as of October 1, 2009 are set forth below:

Current assets (inclusive of cash acquired of $1,319)	$ 12,952
Long-term assets	7,466
Identifiable intangible assets	39,845
Total liabilities assumed	(25,727)
Total identifiable net assets	34,536
Goodwill	33,081
Net assets acquired	$ 67,617

The goodwill of $33,081 arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of the Company with those of GFSI, along with the value of GFSI's assembled workforce. All of the goodwill was assigned to the Banking Systems and Services segment. None of this goodwill is expected to be deductible for income tax purposes.

The fair value of current assets acquired includes trade accounts receivable with a fair value of $8,089. The gross amount receivable is $8,769, of which $680 is expected to be uncollectible. In addition, the Company acquired an investment in direct financing leases, which includes lease payments receivable of $4,210, all of which is assumed to be collectible.

During fiscal 2010, the Company incurred $1,708 in costs related to the acquisition of GFSI. These costs included fees for legal, accounting, valuation and other professional fees. These costs have been included within general and administrative expenses.

The results of GFSI's operations included in the Company's consolidated statement of operations from the acquisition date to June 30, 2010 includes revenue of $44,794 and after tax net income of $1,204.

PEMCO Technology Services, Inc.

On October 29, 2009, the Company acquired all of the issued and outstanding shares of PTSI, a leading provider of payment processing solutions primarily for the credit union industry, for $61,841 paid in cash. The cash used for this acquisition was funded using borrowings against available lines of credit.

The acquisition of PTSI is expected to broaden the Company's product offerings within its electronic payments business as well as expand the Company's presence in the credit union market beyond its core client base.

The recognized amounts of identifiable assets acquired and liabilities assumed, based upon their fair values as of October 29, 2009 are set forth below:

Current assets (inclusive of cash acquired of $2,275)	$	9,448
Long-term assets		1,222
Identifiable intangible assets		34,912
Total liabilities assumed		(3,572)
Total identifiable net assets		42,010
Goodwill		19,831
Net assets acquired	$	61,841

The goodwill of $19,831 arising from this acquisition consists largely of the synergies and economies of scale expected from combining the operations of the Company with those of PTSI, along with the value of PTSI's assembled workforce. All of the goodwill from this acquisition was assigned to the Credit Union Systems and Services segment. The Company and the former shareholder of PTSI jointly made an Internal Revenue Code Section 338(h)(10) election for this acquisition. This election allows treatment of this acquisition as an asset acquisition, which permits the Company to amortize goodwill for tax purposes.

The fair value of current assets acquired includes accounts receivable of $4,686, all of which is deemed collectible.

During fiscal 2010, the Company incurred $249 in costs related to the acquisition of PTSI. These costs included fees for legal, accounting, valuation and other professional fees. These costs have been included within general and administrative expenses.

The results of PTSI's operations included in the Company's consolidated statement of operations from the acquisition date to June 30, 2010 includes revenue of $33,738 and after tax net income of $3,289.

iPay Technologies Holding Company, LLC

On June 4, 2010, the Company acquired all of the equity interests of iPay, a leading provider of online bill payment solutions for both banks and credit unions, for $301,143 paid in cash. The cash used for this acquisition was funded primarily through borrowings on available lines of credit and certain term notes issued concurrent with the acquisition.

The acquisition of iPay is expected to expand the Company's presence in the growing electronic payments industry, strengthen the Company's electronic payments offering, and increase recurring revenue.

The recognized amounts of identifiable assets acquired and liabilities assumed, based upon their fair values as of June 4, 2010 are set forth below:

Current assets (inclusive of cash acquired of $354)	$	3,692
Long-term assets		6,362
Identifiable intangible assets		116,286
Total liabilities assumed		(17,542)
Total identifiable net assets		108,798
Goodwill		192,345
Net assets acquired	$	301,143

The amounts shown above may change in the near term as management continues to assess the fair value of acquired assets and liabilities and evaluate the income tax implications of this business combination.

The goodwill of $192,345 arising from this acquisition consists largely of the growth potential, synergies and economies of scale expected from combining the operations of the Company with those of iPay, along with the value of iPay's assembled workforce. Goodwill from this acquisition has been preliminarily allocated between our Banking Systems and Services and our Credit Union Systems and Services segments based upon the extent to each segment is expected to benefit from the synergies of the combination; however, management has not fully completed its assessment of this allocation as of the date of these financial statements. Approximately 80% of the goodwill is expected to be deductible for income tax purposes.

The fair value of current assets acquired includes accounts receivable of $1,403, all of which is deemed to be collectible.

During fiscal year 2010, the Company incurred $2,280 in costs related to the acquisition of iPay. These costs included fees for legal, accounting, valuation and other professional fees. These costs have been included within general and administrative expenses.

The results of iPay's operations included in the Company's consolidated statement of operations from the acquisition date to June 30, 2010 include revenue of $3,526 and after-tax net income of $38.

Fiscal 2008 Acquisitions

On July 1, 2007, the Company acquired all of the capital stock of Gladiator Technology Services, Inc. ("Gladiator"). Gladiator is a provider of technology security services for financial institutions. The purchase price for Gladiator, $17,425 paid in cash, was allocated to the assets and liabilities acquired based on then-estimated fair values at the acquisition date, resulting in an allocation of $(729) to working capital, $799 to property and equipment, $4,859 to customer relationships, and $12,496 to goodwill. The acquired goodwill has been allocated to the banking systems and services segment. The Company and the former shareholders of Gladiator jointly made an IRC Section 338(h)(10) election for this acquisition. This election allows treatment of this acquisition as an asset acquisition, which permits the Company to amortize the customer relationships and goodwill for tax purposes.

On October 1, 2007, the Company acquired all of the capital stock of AudioTel Corporation ("AudioTel"). AudioTel is a provider of remittance, merchant capture, check imaging, document imaging and management, and telephone and internet banking solutions. The purchase price for AudioTel, $32,092 paid in cash, was preliminarily allocated to the assets and liabilities acquired based upon then-estimated fair values at the acquisition date, resulting in an allocation of $(2,634) to working capital, $528 to property and equipment, $6,017 to customer relationships, $5,728 to capitalized software, $(4,346) to deferred taxes, and $26,799 to goodwill. As part of the purchase agreement, $3,000 of consideration was contingent upon the achievement of operating income targets over the two-year period ending on September 30, 2009. During the third quarter of fiscal 2009, the Company and the former shareholders of AudioTel agreed to amend the purchase agreement to fully settle the contingency for $15. The acquired goodwill has been allocated to the banking systems and services segment and is non-deductible for tax purposes.

The accompanying consolidated statements of income for the fiscal years ended June 30, 2010, 2009 and 2008 do not include any revenues and expenses related to these acquisitions prior to the respective closing dates of each acquisition. The following unaudited pro forma consolidated financial information is presented as if these acquisitions had occurred at the beginning of the periods presented. In addition, this unaudited pro forma financial information is provided for illustrative purposes only and should not be relied upon as necessarily being indicative of the historical results that would have been obtained if these acquisitions had actually occurred during those periods, or the results that may be obtained in the future as a result of these acquisitions.

Pro Forma (unaudited)	Year Ended June 30,		
	2010	2009	2008
Revenue	$910,218	$906,078	$883,730
Gross profit	$387,160	$370,474	$370,655
Income from continuing operations	$124,955	$113,464	$108,448
Earnings per share - continuing operations	$ 1.46	$ 1.34	$ 1.21
Diluted shares	85,381	84,830	89,702
Earnings per share - continuing operations	$ 1.48	$ 1.35	$ 1.23
Basic shares	84,558	84,118	88,270

NOTE 14: BUSINESS SEGMENT INFORMATION

The Company is a leading provider of integrated computer systems that perform data processing (available for in-house or service bureau installations) for banks and credit unions. The Company's operations are classified into two business segments: bank systems and services ("Bank") and credit union systems and services ("Credit Union"). The Company evaluates the performance of its segments and allocates resources to them based on various factors, including prospects for growth, return on investment, and return on revenue. The following amounts have been adjusted to exclude discontinued operations (See Note 12):

	For the Year Ended June 30, 2010		
	Bank	Credit Union	Total
REVENUE			
License	$ 38,117	$ 14,108	$ 52,225
Support and service	585,470	135,034	720,504
Hardware	48,695	15,162	63,857
Total	672,282	164,304	836,586
COST OF SALES			
Cost of license	4,732	1,095	5,827
Cost of support and service	348,489	89,987	438,476
Cost of hardware	35,961	11,202	47,163
Total	389,182	102,284	491,466
GROSS PROFIT	$ 283,100	$ 62,020	$ 345,120

	For the Year Ended June 30, 2009		
	Bank	Credit Union	Total
REVENUE			
License	$ 45,169	$ 13,265	$ 58,434
Support and service	514,748	99,494	614,242
Hardware	57,794	15,123	72,917
Total	617,711	127,882	745,593
COST OF SALES			
Cost of license	6,113	772	6,885
Cost of support and service	321,489	64,348	385,837
Cost of hardware	42,297	11,175	53,472
Total	369,899	76,295	446,194
GROSS PROFIT	$ 247,812	$ 51,587	$ 299,399

	For the Year Ended June 30, 2008		
	Bank	Credit Union	Total
REVENUE			
License	$ 52,528	$ 21,025	$ 73,553
Support and service	495,687	84,647	580,334
Hardware	68,175	20,864	89,039
Total	616,390	126,536	742,926
COST OF SALES			
Cost of license	5,376	1,322	6,698
Cost of support and service	305,640	58,500	364,140
Cost of hardware	49,504	15,358	64,862
Total	360,520	75,180	435,700
GROSS PROFIT	$ 255,870	$ 51,356	$ 307,226

	For the Year Ended June 30,		
	2010	2009	2008
Depreciation expense, net			
Bank systems and services	$ 34,497	$ 36,816	$ 37,970
Credit Unions systems and services	2,092	2,043	2,225
Total	$ 36,589	$ 38,859	$ 40,195
Amortization expense, net			
Bank systems and services	$ 27,675	$ 22,779	$ 19,580
Credit Unions systems and services	7,244	2,509	2,231
Total	$ 34,919	$ 25,288	$ 21,811
Capital expenditures			
Bank systems and services	$ 51,392	$ 30,752	$ 30,994
Credit Unions systems and services	3,117	810	111
Total	$ 54,509	$ 31,562	$ 31,105

	For the Year Ended June 30,	
	2010	2009
Property and equipment, net		
Bank systems and services	$ 241,596	$ 208,488
Credit Unions systems and services	33,074	29,290
Total	$ 274,670	$ 237,778
Intangible assets, net		
Bank systems and services	$ 613,217	$ 389,252
Credit Unions systems and services	246,679	45,276
Total	$ 859,896	$ 434,528

The Company has not disclosed any additional asset information by segment, as the information is not produced internally and its preparation is impracticable.

NOTE 15: SUBSEQUENT EVENTS

In accordance with SFAS 165, *Subsequent Events*, the Company has evaluated any significant events occurring from the date of these financial statements through the date they were issued. The effects of any such events upon conditions existing as of the balance sheet date have been reflected within the financial statements to the extent that the effects were material. Any significant events occurring after the balance sheet date that do not relate to conditions existing as of that date are disclosed below.

On July 8, 2010, the Company paid in full its bullet term loan of $100,000, which was due on December 4, 2010.

On August 23, 2010, the Company's Board of Directors declared a quarterly cash dividend of $0.095 per share of common stock, payable on September 22, 2010 to shareholders of record on September 7, 2010.

QUARTERLY FINANCIAL INFORMATION (unaudited)

	For the Year Ended June 30, 2010				
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
REVENUE					
License	$ 11,402	$ 12,013	$ 16,391	$ 12,419	$ 52,225
Support and service	155,926	184,143	182,090	198,345	720,504
Hardware	15,003	14,705	17,068	17,081	63,857
Total	182,331	210,861	215,549	227,845	836,586
COST OF SALES					
Cost of license	1,120	1,091	1,804	1,812	5,827
Cost of support and service	95,810	110,026	114,667	117,973	438,476
Cost of hardware	11,010	10,664	12,565	12,924	47,163
Total	107,940	121,781	129,036	132,709	491,466
GROSS PROFIT	74,391	89,080	86,513	95,136	345,120
OPERATING EXPENSES					
Selling and marketing	12,125	14,866	16,765	17,119	60,875
Research and development	10,148	12,339	14,001	14,332	50,820
General and administrative	10,181	14,512	12,088	14,391	51,172
Total	32,454	41,717	42,854	45,842	162,867
OPERATING INCOME	41,937	47,363	43,659	49,294	182,253
INTEREST INCOME (EXPENSE)					
Interest income	41	4	9	107	161
Interest expense	(90)	(143)	(186)	(1,199)	(1,618)
Total	(49)	(139)	(177)	(1,092)	(1,457)
INCOME BEFORE INCOME TAXES	41,888	47,224	43,482	48,202	180,796
PROVISION FOR INCOME TAXES	15,614	17,247	11,847	18,218	62,926
NET INCOME	$ 26,274	$ 29,977	$ 31,635	$ 29,984	$ 117,870
Diluted net income per share	$ 0.31	$ 0.35	$ 0.37	$ 0.35	$ 1.38
Diluted weighted average shares outstanding	84,823	85,224	85,480	85,998	85,381
Basic net income per share	$ 0.31	$ 0.36	$ 0.37	$ 0.35	$ 1.39
Basic weighted average shares outstanding	83,870	84,341	84,694	85,325	84,558

QUARTERLY FINANCIAL INFORMATION (unaudited)

	For the Year Ended June 30, 2009				
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
REVENUE					
License	$ 13,294	$ 14,860	$ 12,730	$ 17,550	$ 58,434
Support and service	151,947	155,053	151,839	155,403	614,242
Hardware	17,857	20,291	15,839	18,930	72,917
Total	**183,098**	**190,204**	**180,408**	**191,883**	**745,593**
COST OF SALES					
Cost of license	1,089	2,052	1,436	2,308	6,885
Cost of support and service	96,132	96,502	96,732	96,471	385,837
Cost of hardware	13,348	14,277	12,002	13,845	53,472
Total	**110,569**	**112,831**	**110,170**	**112,624**	**446,194**
GROSS PROFIT	**72,529**	**77,373**	**70,238**	**79,259**	**299,399**
OPERATING EXPENSES					
Selling and marketing	13,932	13,845	12,873	14,281	54,931
Research and development	11,546	10,191	10,694	10,470	42,901
General and administrative	11,459	11,725	9,595	10,902	43,681
Total	**36,937**	**35,761**	**33,162**	**35,653**	**141,513**
OPERATING INCOME	**35,592**	**41,612**	**37,076**	**43,606**	**157,886**
INTEREST INCOME (EXPENSE)					
Interest income	563	146	56	16	781
Interest expense	(427)	(524)	(241)	(165)	(1,357)
Total	**136**	**(378)**	**(185)**	**(149)**	**(576)**
INCOME BEFORE INCOME TAXES	**35,728**	**41,234**	**36,891**	**43,457**	**157,310**
PROVISION FOR INCOME TAXES	13,219	13,249	12,089	15,651	54,208
NET INCOME	**$ 22,509**	**$ 27,985**	**$ 24,802**	**$ 27,806**	**$ 103,102**
Continuing operations	$ 0.26	$ 0.33	$ 0.30	$ 0.33	$ 1.22
Discontinued operations	-	-	-	-	-
Diluted net income per share	**$ 0.26**	**$ 0.33**	**$ 0.30**	**$ 0.33**	**$ 1.22**
Diluted weighted average shares outstanding	**86,622**	**84,958**	**83,480**	**84,261**	**84,830**
Continuing operations	$ 0.26	$ 0.33	$ 0.30	$ 0.33	$ 1.23
Discontinued operations	-	-	-	-	-
Basic net income per share	**$ 0.26**	**$ 0.33**	**$ 0.30**	**$ 0.33**	**$ 1.23**
Basic weighted average shares outstanding	**85,744**	**84,314**	**82,873**	**83,541**	**84,118**

* Amounts may not add due to rounding

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Board of Directors

MICHAEL E. HENRY
Chairman
Jack Henry & Associates
Monett, Missouri

JOHN F. "JACK" PRIM
Chief Executive Officer
Jack Henry & Associates
Monett, Missouri

JERRY D. HALL
Vice Chairman and Executive Vice President
Jack Henry & Associates
Monett, Missouri

JAMES J. ELLIS
Managing Partner
Ellis/Rosier Financial Services
Dallas, Texas

MATTHEW C. FLANIGAN
Senior Vice President and Chief Financial Officer
Leggett & Platt, Incorporated
Carthage, Missouri

CRAIG R. CURRY
Chairman of the Board
Central Bank
Lebanon, Missouri

WESLEY A. BROWN
Managing Director
St. Charles Capital, LLC
Denver, Colorado

MARLA K. SHEPARD
President and Chief Executive Officer
California Coast Credit Union
San Diego, California

Executive Officers

MICHAEL E. HENRY
Chairman

JOHN F. "JACK" PRIM
Chief Executive Officer

TONY L. WORMINGTON
President

JERRY D. HALL
Vice Chairman and Executive Vice President

KEVIN D. WILLIAMS
Chief Financial Officer and Treasurer

MARK S. FORBIS
Vice President and Chief Technology Officer

ANNUAL MEETING

The annual meeting of shareholders will be held at 11:00 a.m. Central on November 9, 2010 at Jack Henry & Associates' Corporate Headquarters, Monett, Missouri.

FORM 10-K

A copy of the company's Form 10-K is available upon request to the Chief Financial Officer at the corporate headquarters address or from our Website at www.jackhenry.com.

TRANSFER AGENT AND REGISTRAR

Computershare
114 W. 11th Street
Suite 150
Kansas City, MO 64105
816-442-8030

jack henry
& ASSOCIATES INC.®

jack henry
& ASSOCIATES INC.®

jack henry
BANKING™
A DIVISION OF JACK HENRY & ASSOCIATES, INC.®


SYMITAR™
A JACK HENRY COMPANY


ProfitStars®
A JACK HENRY COMPANY


iPay Technologies
A DIVISION OF JACK HENRY & ASSOCIATES, INC.®


FSC
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FSC® C015782

663 Highway 60 | P.O. Box 807
Monett, MO 65708

Phone | 417-235-6652
Fax | 417-235-4281

www.jackhenry.com